# Annual Report

JUNE 30, 2008

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Science and Technology Fund



# CONTENTS

**This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds, Inc. prospectus and current Fund performance information.**

# President's Letter

*June 30, 2008*



### DEAR SHAREHOLDER:

A study this past winter by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point in the past seven decades. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing good long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 2008 fiscal year. For the 12 months ended June 30, 2008, the S&P 500 Index fell 13.13 percent while the Lehman Brothers Aggregate Bond Index rose 7.13 percent.

We are grateful for your confidence in our long-term ability to manage your assets. This is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the 1930s; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just a few years ago; record-setting energy and food prices; and the strong probability of a recession this year.

The positives are more subtle: exports are strong; farmers are enjoying great prices for grain. Alternative energy and related technologies such as solar and wind power are booming. Tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have experienced in the first six months of 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. It will be important for the Fed to strike the right balance between keeping inflation in check and providing sufficient liquidity for financially sound businesses to help lead the U.S. economy on a path to recovery.

Today, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at June 30, 2008 is not in as good a shape as it was 12 months earlier. Oil prices have nearly doubled. Inflation is at the highest level since 1991 while the nation's unemployment rate is also higher. Economic growth is weak.

## Economic Snapshot

| | 6-30-2008 | 6-30-2007 |
|---|---|---|
| U.S. unemployment rate | 5.50% | 4.50% |
| Inflation (U.S. Consumer Price Index) | 5.00% | 2.70% |
| U.S. GDP | 1.90% | 3.40% |
| 30-year fixed mortgage rate | 6.45% | 6.63% |
| Oil price per barrel | $140.00 | $70.68 |

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look ahead, we believe that the investing and economic climate will improve in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored.

### Our commitment

We believe that maintaining a well-rounded portfolio and prudent financial planning are essential elements for securing your long-term financial future. As investment managers since 1937, our organization has always been mindful that we are managing other people's money.

In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

*Henry J. Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Funds, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

# Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

## Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second line for each share class in the following tables provides information about hypothetical account values and hypothetical expenses based on a Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in a Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

## Accumulative Fund Expenses

| For the Six Months Ended June 30, 2008 | Beginning Account Value 12-31-07 | Ending Account Value 6-30-08 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $ 920.20 | 1.10% | $ 5.28 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 915.20 | 2.14 | 10.15 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 915.70 | 2.08 | 9.96 |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 921.50 | 0.85 | 4.04 |
| Based on 5% Return[2] | | | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,019.37 | 1.10% | $ 5.55 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.22 | 2.14 | 10.68 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.51 | 2.08 | 10.48 |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,020.65 | 0.85 | 4.24 |

## Core Investment Fund Expenses

| For the Six Months Ended June 30, 2008 | Beginning Account Value 12-31-07 | Ending Account Value 6-30-08 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Fund Return[1] | | | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $ 922.40 | 1.08% | $ 5.19 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 917.50 | 2.15 | 10.26 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 917.80 | 2.07 | 9.88 |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 923.70 | 0.79 | 3.85 |
| Based on 5% Return[2] | | | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,019.50 | 1.08% | $ 5.45 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.19 | 2.15 | 10.78 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014.55 | 2.07 | 10.37 |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,020.91 | 0.79 | 4.04 |

See footnotes on page 7.

## Science and Technology Fund Expenses

| For the Six Months Ended June 30, 2008 | Beginning Account Value 12-31-07 | Ending Account Value 6-30-08 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return**[1] | | | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $ 928.00 | 1.33% | $ 6.36 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 922.80 | 2.40 | 11.44 |
| Class C . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 924.10 | 2.35 | 11.26 |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 929.40 | 1.01 | 4.82 |
| **Based on 5% Return**[2] | | | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,018.23 | 1.33% | $ 6.66 |
| Class B. . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012.92 | 2.40 | 11.98 |
| Class C . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013.15 | 2.35 | 11.78 |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,019.82 | 1.01 | 5.05 |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2008, and divided by 366.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

# Manager's Discussion of Accumulative Fund

*June 30, 2008*



Below, Barry M. Ogden, CFA, CPA, portfolio manager of Waddell & Reed Advisors Accumulative Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2008. Mr. Ogden has managed the Fund for four years and has 13 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

Despite a very difficult market, we were pleased with the Fund's overall relative performance. The Fund fell 5.22 percent (Class A shares at net asset value) for the 12 months ended June 30, 2008. This compares to a 13.13 percent decline in the S&P 500 Index (reflecting the performance of large and medium-size U.S. stocks). The Fund's peer group, the Lipper Multi-Cap Core Funds Universe Average (reflecting the universe of funds with similar investment objectives), declined 12.01 percent for the same period. Please note that the Fund returns include applicable fees and expenses, while index returns do not include any such fees.

## A tough end to the fiscal year

Unfortunately, much of the fiscal year proved to be extremely challenging for the broader equity markets amid fears of continued credit market problems, falling home prices, record high energy prices, rising fears of inflation and weakening consumer confidence. The first half of the fiscal year was only down modestly, as investors placed their confidence that Federal Reserve Chairman, Ben Bernanke, would be able to engineer the U.S. economy into a soft landing scenario, with aggressive cuts to the federal funds rate. The broader equity markets held up surprisingly well for the first half of the year, but early in calendar year 2008, it became more evident that the Fed was behind the curve and the credit turmoil and housing debacle was spreading much faster than most had anticipated, and the equity markets came under pressure.

Following a very challenging first quarter of calendar year 2008, the second quarter got off to a quick start, as it appeared that the markets were going to rebound from the Bear Stearns Companies Inc. debacle and subsequent bailout by J.P. Morgan Chase & Co. But by the middle of May, the markets ultimately succumbed to negative factors that, when taken together, were simply too much and the broader markets began to move lower. Despite what seems to be a daily

bailout package or backstop commentary from Mr. Bernanke and Treasury Secretary Henry Paulson, the markets continued their march to lower lows and finished the second quarter near its low point for the calendar year and well off its recent highs from back in October 2007. In our view, many of the issues that began to show their teeth during 2007 and into 2008 still exist. We believe that some significant policy adjustments may be needed to help accelerate a recovery. Clearly, in our opinion, the biggest issue the markets are dealing with today is tied to the financial crisis that is spreading very quickly to other brokers, financial institutions, regional banks, and unfortunately is showing no signs of materially getting better. Many of these companies still need to raise more capital and are rapidly trying to improve and de-leverage their own balance sheets. Their willingness and, in some cases, their ability to lend right now is severely limited. In our opinion, we may need to see some signs of stabilization in the financial sector before the markets will be able to move materially higher.

## Relative outperformance – several key drivers

Our relative performance can be attributed to multiple factors, with one of the more important drivers being our underweight of the financials, versus the S&P 500 Index, our benchmark index for this fund. Our average exposure to the sector was less than half the weighting of the S&P 500 over the fiscal year, and this positioning contributed more than three relative percentage points to the Fund's total return for the period. We caught some of the negative fallout from the subprime mortgage market collapse, as we held Citigroup Inc., but overall, we were able to avoid much of the credit issues that plagued the group. The other area that helped our performance during the year was our weighting and exposure to energy, which yet again was a strong relative performer. We suspect that the price of energy could move modestly lower over the short term as demand softens, but we remain bullish on energy for the long term, and would anticipate using any sustained weakness to add to our existing positions.

| Top 10 Equity Holdings June 30, 2008 | |
|---|---|
| Company | Sector |
| Schlumberger Limited | Energy |
| General Dynamics Corporation | Technology |
| Microsoft Corporation | Technology |
| Exxon Mobil Corporation | Energy |
| Hewlett-Packard Company | Technology |
| Bucyrus International, Inc., Class A | Business Equipment and Services |
| Precision Castparts Corp. | Capital Goods |
| Raytheon Company | Technology |
| CME Group Inc. | Financial Services |
| Apple Inc. | Technology |

| June 30, 2007 | |
|---|---|
| Company | Sector |
| Exxon Mobil Corporation | Energy |
| Precision Castparts Corp. | Capital Goods |
| Boeing Company (The) | Technology |
| Schlumberger Limited | Energy |
| Microsoft Corporation | Technology |
| Chevron Corporation | Energy |
| General Dynamics Corporation | Technology |
| ConocoPhillips | Energy |
| Hewlett-Packard Company | Technology |
| General Electric Company | Multiple Industry |

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Our industrial stock selection and overweight sector weighting was the second biggest positive factor helping our relative performance. Our best performer in this area this past year was Bucyrus International, Inc., an Ohio-based company that makes mining equipment for such metals as coal, copper and iron ore. Strong commodity price appreciation and continued strength in new order rates helped push the stock to an all time high late in the fiscal year. We suspect demand for their equipment will remain robust for the foreseeable future.

A stock that hurt the Fund's annual results was The Boeing Company, an aerospace and defense contractor that had several setbacks throughout the fiscal year. The two biggest setbacks were tied to an unfortunate delay in their next generation airplane program, the 787 Dreamliner, which has been pushed out several times already. The other issue that plagued this stock was the continued move higher in energy prices and the negative implications this has on their core customers, the airlines. The airlines are faced with the real threat of running out of cash and needing to declare bankruptcy, so you can imagine that ordering a big slug of airplanes might not be prudent, given their current situations. The offset to this will be that older, less fuel efficient aircraft will be retired and replaced over time with newer, more cost effective and fuel efficient aircraft. The company will need to regain investors' confidence with making progress on getting the 787 program up and flying.

Health care was also a sector disappointment for the fiscal year. We had performance success with some biotechnology stocks such as Gilead Sciences, Inc., but three of our 10 worst performers for the period were pharmaceutical companies, namely Merck & Co., Inc., Schering-Plough Corporation and Shire Pharmaceuticals Group plc, ADR, each of which had company specific setbacks that pushed their shares lower.

## Our outlook

Whether we're actually in a recession or on the brink of one, most consumers are under extreme pressure currently and are rapidly trying to figure out how best to cope with this ever more challenging environment. Unfortunately, in addition to the lack of credit and higher lending standards highlighted earlier, the consumer is being hit by rising energy prices, now up 100 percent year over year. Any geopolitical tensions or breakdowns would likely cause a spike higher that would further squeeze the consumer. Add to this, food inflation, job losses and it's understandable why consumer confidence is the lowest it's been since the early 1980s. Although the market is down sharply through the end of June, we plan on being patient and will look to opportunistically build new positions or add to existing positions. We feel that adequate diversification during this time period will be paramount to minimizing the downside, should market conditions worsen.

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund's portfolio.**

# Comparison of Change in Value of $10,000 Investment

| | |
|---|---|
| —— Waddell & Reed Advisors Accumulative Fund, Class A Shares[1] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $15,587 |
| — — S&P 500 Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $12,156 |
| - - - - - Lipper Multi-Cap Core Funds Universe Average . . . . . . . . . . . . . . | $15,737 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

## Average Annual Total Return[2]

| | Class A | Class B | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-08 . . . . . . . . . . . | −10.67% | −10.04% | −6.13% | −4.99% |
| 5-year period ended 6-30-08 . . . . . . . . . . . | 7.96% | 7.90% | 8.15% | 9.49% |
| 10-year period ended 6-30-08 . . . . . . . . . . | 5.10% | — | — | 5.98% |
| Since inception of Class[3] through 6-30-08 . . . . . . . . . . . . . . . . . . | — | 4.53% | 4.47% | — |

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and 10-6-99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF ACCUMULATIVE FUND

### Portfolio Highlights

On June 30, 2008, Waddell & Reed Advisors Accumulative Fund had net assets totaling $1,850,912,350 invested in a diversified portfolio of:

| | |
|---|---|
| 89.77% | Domestic Common Stocks |
| 6.23% | Cash and Cash Equivalents |
| 4.00% | Foreign Common Stocks |

### Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on June 30, 2008, your Fund owned:



| | | |
|---|---|---|
| | Technology Stocks . . . . . . . . . . . . . . . . . . | $22.79 |
| | Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $17.14 |
| | Capital Goods Stocks . . . . . . . . . . . . . . . . | $12.19 |
| | Consumer Nondurables Stocks . . . . . . . . | $ 7.49 |
| | Cash and Cash Equivalents . . . . . . . . . . . | $ 6.23 |
| | Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 5.88 |
| | Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 5.83 |
| | Financial Services Stocks . . . . . . . . . . . . . | $ 5.81 |
| | Health Care Stocks . . . . . . . . . . . . . . . . . . | $ 5.16 |
| | Miscellaneous Stocks[1] . . . . . . . . . . . . . . | $ 4.98 |
| | Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 3.54 |
| | Transportation Stocks . . . . . . . . . . . . . . . . | $ 2.96 |

(1)Includes $2.41 Business Equipment and Services Stocks, $1.34 Consumer Durables Stocks, $0.50 Multiple Industry Stocks and $0.73 Shelter Stocks.

# The Investments of Accumulative Fund

### June 30, 2008

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Transportation – 1.41%** | | |
| Southwest Airlines Co. . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000,000 | $   26,080,000 |
| | | |
| **Aircraft – 6.39%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . | 275,000 | 18,073,000 |
| Raytheon Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 715,000 | 40,240,200 |
| Rockwell Collins, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 620,000 | 29,735,200 |
| United Technologies Corporation. . . . . . . . . . . . . . . . . . | 490,000 | 30,233,000 |
| | | 118,281,400 |
| **Apparel – 0.91%** | | |
| Coach, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 580,000 | 16,750,400 |
| | | |
| **Banks – 0.38%** | | |
| Citigroup Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 415,000 | 6,955,400 |
| | | |
| **Beverages – 3.06%** | | |
| Coca-Cola Company (The) . . . . . . . . . . . . . . . . . . . . . . . | 575,000 | 29,888,500 |
| PepsiCo, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 420,000 | 26,707,800 |
| | | 56,596,300 |
| **Business Equipment and Services – 2.41%** | | |
| Bucyrus International, Inc., Class A (A). . . . . . . . . . . . . . | 610,000 | 44,514,750 |
| | | |
| **Capital Equipment – 6.87%** | | |
| Chicago Bridge & Iron Company N.V., NY Shares (A) . . | 650,000 | 25,883,000 |
| Deere & Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 480,000 | 34,622,400 |
| Foster Wheeler Ltd. (A)*. . . . . . . . . . . . . . . . . . . . . . . . . | 255,000 | 18,622,650 |
| Illinois Tool Works Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 600,000 | 28,506,000 |
| Manitowoc Company, Inc. (The). . . . . . . . . . . . . . . . . . . | 600,000 | 19,518,000 |
| | | 127,152,050 |
| **Chemicals – Petroleum and Inorganic – 1.50%** | | |
| Monsanto Company (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 220,000 | 27,816,800 |
| | | |
| **Chemicals – Specialty – 1.56%** | | |
| Albemarle Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . | 655,000 | 26,141,050 |
| Scotts Miracle-Gro Company (The) . . . . . . . . . . . . . . . . | 155,000 | 2,723,350 |
| | | 28,864,400 |
| **Communications Equipment – 2.65%** | | |
| Cisco Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,300,000 | 30,251,000 |
| Nokia Corporation, Series A, ADR. . . . . . . . . . . . . . . . | 700,000 | 17,150,000 |
| Nortel Networks Corporation* . . . . . . . . . . . . . . . . . . . . | 198,379 | 1,630,675 |
| | | 49,031,675 |

See Notes to Schedule of Investments on pages 17-18.

# The Investments of Accumulative Fund

*June 30, 2008*

| **COMMON STOCKS** (Continued) | **Shares** | **Value** |
|---|---|---|
| **Computers – Main and Mini – 3.09%** | | |
| Hewlett-Packard Company. . . . . . . . . . . . . . . . . . . . . . | 1,295,000 | $  57,251,950 |
| | | |
| **Computers – Micro – 1.95%** | | |
| Apple Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 215,000 | 36,004,975 |
| | | |
| **Computers – Peripherals – 4.20%** | | |
| Adobe Systems Incorporated* . . . . . . . . . . . . . . . . . . . . | 225,000 | 8,853,750 |
| Microsoft Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500,000 | 68,850,000 |
| | | 77,703,750 |
| **Consumer Electronics – 0.79%** | | |
| Research In Motion Limited (A)* . . . . . . . . . . . . . . . . . . | 125,000 | 14,618,750 |
| | | |
| **Containers – 0.49%** | | |
| Pactiv Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 430,000 | 9,128,900 |
| | | |
| **Defense – 4.05%** | | |
| DRS Technologies, Inc.   . . . . . . . . . . . . . . . . . . . . . . . . | 60,000 | 4,723,200 |
| General Dynamics Corporation . . . . . . . . . . . . . . . . . . . | 835,000 | 70,307,000 |
| | | 75,030,200 |
| **Electronic Components – 0.46%** | | |
| Intel Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400,000 | 8,594,000 |
| | | |
| **Forest and Paper Products – 0.73%** | | |
| Sealed Air Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . | 715,000 | 13,592,150 |
| | | |
| **Health Care – Drugs – 3.53%** | | |
| Abbott Laboratories . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 625,000 | 33,106,250 |
| Merck & Co., Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300,000 | 11,307,000 |
| Shire Pharmaceuticals Group plc, ADR  . . . . . . . . . . . . | 425,000 | 20,895,125 |
| | | 65,308,375 |
| **Health Care – General – 1.50%** | | |
| DENTSPLY International Inc.  . . . . . . . . . . . . . . . . . . . . . | 170,000 | 6,261,950 |
| Hologic, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 935,000 | 20,401,700 |
| TomoTherapy Incorporated* . . . . . . . . . . . . . . . . . . . . . | 130,000 | 1,161,550 |
| | | 27,825,200 |
| **Hospital Supply and Management – 0.13%** | | |
| PSS World Medical, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 141,900 | 2,315,099 |
| | | |
| **Household – General – 1.38%** | | |
| Procter & Gamble Company (The) . . . . . . . . . . . . . . . . | 420,000 | 25,540,200 |

See Notes to Schedule of Investments on pages 17-18.

# The Investments of Accumulative Fund

*June 30, 2008*

| **COMMON STOCKS** (Continued) | **Shares** | **Value** |
|---|---|---|
| **Metal Fabrication – 3.66%** | | |
| Ladish Co., Inc.* | 75,000 | $ 1,545,000 |
| Lorillard, Inc. | 330,000 | 22,822,800 |
| Precision Castparts Corp. (A) | 450,000 | 43,366,500 |
| | | **67,734,300** |
| **Motor Vehicles – 0.55%** | | |
| Honda Motor Co., Ltd., ADR | 300,000 | **10,209,000** |
| **Multiple Industry – 0.50%** | | |
| Altria Group, Inc. | 450,000 | **9,252,000** |
| **Non-Residential Construction – 1.66%** | | |
| Fluor Corporation (A) | 165,000 | **30,703,200** |
| **Petroleum – Domestic – 1.68%** | | |
| Equitable Resources, Inc. | 450,000 | **31,077,000** |
| **Petroleum – International – 6.67%** | | |
| Chevron Corporation | 300,000 | 29,739,000 |
| ConocoPhillips (A) | 270,000 | 25,485,300 |
| Exxon Mobil Corporation | 775,000 | 68,300,750 |
| | | **123,525,050** |
| **Petroleum – Services – 8.79%** | | |
| Patterson-UTI Energy, Inc. (A) | 880,000 | 31,759,200 |
| Schlumberger Limited (A) | 670,000 | 71,978,100 |
| Smith International, Inc. (A) | 325,000 | 27,020,500 |
| Transocean Inc. (A) | 210,000 | 32,001,900 |
| | | **162,759,700** |
| **Railroad – 1.55%** | | |
| Union Pacific Corporation | 380,000 | **28,690,000** |
| **Restaurants – 3.45%** | | |
| McDonald's Corporation | 630,000 | 35,418,600 |
| YUM! Brands, Inc. | 810,000 | 28,422,900 |
| | | **63,841,500** |
| **Retail – General Merchandise – 2.38%** | | |
| Costco Wholesale Corporation | 200,000 | 14,039,000 |
| Kohl's Corporation (A)* | 455,000 | 18,218,200 |
| Target Corporation | 255,000 | 11,854,950 |
| | | **44,112,150** |

See Notes to Schedule of Investments on pages 17-18.

# The Investments of Accumulative Fund

*June 30, 2008*

| **COMMON STOCKS** (Continued) | **Shares** | **Value** |
|---|---|---|
| **Security and Commodity Brokers – 5.43%** | | |
| CME Group Inc. ................................ | 95,000 | $ 36,403,050 |
| Goldman Sachs Group, Inc. (The) (A) .............. | 165,000 | 28,858,500 |
| J.P. Morgan Chase & Co. ....................... | 375,000 | 12,866,250 |
| Janus Capital Group Inc. ...................... | 845,000 | 22,367,150 |
| | | 100,494,950 |
| **Steel – 0.48%** | | |
| Allegheny Technologies Incorporated .............. | 150,000 | 8,892,000 |
| **Tobacco – 1.65%** | | |
| Philip Morris International Inc.* ................... | 620,000 | 30,621,800 |
| **Utilities – Electric – 4.93%** | | |
| Allegheny Energy, Inc. ......................... | 175,000 | 8,769,250 |
| Exelon Corporation ............................ | 305,000 | 27,437,800 |
| Mirant Corporation* ............................ | 650,000 | 25,447,500 |
| NRG Energy, Inc.* ............................. | 690,000 | 29,601,000 |
| | | 91,255,550 |
| **Utilities – Telephone – 0.95%** | | |
| NII Holdings, Inc. (A)* ........................... | 370,000 | 17,569,450 |
| **TOTAL COMMON STOCKS – 93.77%** | | $1,735,694,374 |
| (Cost: $1,458,383,054) | | |

| **SHORT-TERM SECURITIES** | **Principal Amount in Thousands** | |
|---|---|---|
| **Commercial Paper** | | |
| Anheuser-Busch Companies, Inc., | | |
| 2.2%, 7–28–08 ............................. | $10,000 | 9,983,500 |
| Archer Daniels Midland Company, | | |
| 2.27%, 7–8–08 ............................. | 5,000 | 4,997,793 |
| Colgate-Palmolive Company, | | |
| 2.15%, 7–30–08 ............................. | 10,000 | 9,982,681 |
| Danaher Corporation, | | |
| 2.16%, 7–1–08 ............................. | 10,000 | 10,000,000 |
| Diageo Capital plc (Diageo plc), | | |
| 3.15%, 7–1–08 ............................. | 3,089 | 3,089,000 |
| E.I. du Pont de Nemours and Company, | | |
| 2.17%, 7–17–08 ............................. | 10,000 | 9,990,356 |

See Notes to Schedule of Investments on pages 17-18.

# The Investments of Accumulative Fund

June 30, 2008

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| PacifiCorp, | | |
| 2.65%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $11,000 | $ 11,000,000 |
| Procter & Gamble International Funding S.C.A. | | |
| (Procter & Gamble Company (The)), | | |
| 2.18%, 8–4–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,266 | 8,248,981 |
| Toyota Motor Credit Corporation, | | |
| 2.2%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,000,000 |
| Walt Disney Company (The), | | |
| 2.2%, 7–14–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,000 | 6,994,439 |
| Wisconsin Electric Power Co., | | |
| 2.3%, 7–22–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,993,291 |
| **TOTAL SHORT-TERM SECURITIES – 4.45%** | | $ 82,280,041 |
| (Cost: $82,280,041) | | |
| **TOTAL INVESTMENT SECURITIES – 98.22%** | | $1,817,974,415 |
| (Cost: $1,540,663,095) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.78%** | | 32,937,935 |
| **NET ASSETS – 100.00%** | | $1,850,912,350 |

**Notes to Schedule of Investments**

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover or partial cover for the following written options outstanding at June 30, 2008. (See Note 6 to Financial Statements.):

| Underlying Security | Contracts Subject to Call | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| Apple Inc.: | 540 | October/240 | $103,679 | $ 71,820 |
| | 540 | October/250 | 192,779 | 43,200 |
| | 540 | October/260 | 165,779 | 29,700 |
| Bucyrus International, Inc.: | 3,050 | July/70 | 369,915 | 1,616,500 |
| | 3,050 | July/75 | 219,922 | 747,250 |
| Chicago Bridge & Iron Company N.V., NY Shares | 1,580 | October/60 | 256,575 | 31,600 |
| ConocoPhillips | 540 | November/115 | 113,399 | 84,240 |
| Fluor Corporation: | 1,275 | July/190 | 310,552 | 624,750 |
| | 220 | July/200 | 111,539 | 39,600 |
| | 255 | October/250 | 103,262 | 52,275 |
| Foster Wheeler Ltd.: | 320 | August/95 | 41,232 | 9,600 |
| | 783 | November/90 | 186,322 | 274,050 |
| | 735 | November/100 | 207,269 | 132,300 |
| | 612 | November/105 | 136,169 | 78,030 |
| Kohl's Corporation | 860 | October/65 | 67,888 | 8,600 |

# The Investments of Accumulative Fund

*June 30, 2008*

**Notes to Schedule of Investments** (Continued)

(A) Written options (Continued)

| Underlying Security | Contracts Subject to Call | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| Monsanto Company: | 287 | July/165 | $ 46,889 | $ 1,435 |
| | 362 | October/180 | 102,083 | 43,440 |
| | 715 | October/185 | 214,549 | 71,500 |
| | 355 | October/190 | 87,425 | 26,625 |
| NII Holdings, Inc.: | 1,725 | September/50 | 366,799 | 586,500 |
| | 1,725 | September/60 | 185,678 | 138,000 |
| Patterson-UTI Energy, Inc.: | 2,200 | August/35 | 135,843 | 682,000 |
| | 880 | November/37.5 | 74,354 | 308,000 |
| | 1,760 | November/40 | 276,318 | 448,800 |
| | 1,760 | November/45 | 184,922 | 220,000 |
| Precision Castparts Corp. | 420 | September/155 | 55,893 | 2,100 |
| Research In Motion Limited: | 625 | September/175 | 175,337 | 25,000 |
| | 275 | September/180 | 85,152 | 9,350 |
| Schlumberger Limited: | 1,548 | August/125 | 152,183 | 139,320 |
| | 1,420 | November/130 | 395,042 | 482,800 |
| Smith International, Inc.: | 487 | October/100 | 71,589 | 118,097 |
| | 520 | October/105 | 87,566 | 84,500 |
| | 560 | October/110 | 73,920 | 58,800 |
| Transocean Inc.: | 574 | August/185 | 84,377 | 57,400 |
| | 715 | November/200 | 206,289 | 235,950 |
| | 487 | November/210 | 137,333 | 91,313 |
| | | | $5,785,822 | $7,674,445 |

| Underlying Security | Contracts Subject to Put | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| Apple Inc.: | 1,047 | July/150 | $ 130,943 | $ 125,640 |
| | 540 | October/130 | 165,266 | 183,600 |
| | 749 | October/140 | 278,843 | 400,715 |
| Fluor Corporation | 514 | October/150 | 255,457 | 262,140 |
| Foster Wheeler Ltd.: | 956 | August/55 | 97,665 | 38,240 |
| | 735 | August/60 | 89,670 | 73,500 |
| Goldman Sachs Group, Inc. (The) | 286 | July/150 | 53,096 | 37,180 |
| Kohl's Corporation | 860 | July/40 | 60,079 | 146,200 |
| Monsanto Company: | 615 | July/105 | 89,304 | 23,370 |
| | 352 | October/100 | 85,184 | 126,720 |
| NII Holdings, Inc. | 740 | September/40 | 79,180 | 111,000 |
| Research In Motion Limited: | 275 | July/100 | 35,200 | 15,950 |
| | 845 | July/115 | 161,629 | 333,775 |
| Schlumberger Limited | 774 | August/80 | 76,138 | 19,350 |
| Smith International, Inc. | 650 | October/60 | 66,877 | 53,625 |
| Transocean Inc.: | 336 | August/120 | 62,832 | 15,960 |
| | 326 | August/125 | 65,852 | 27,710 |
| | | | $1,853,215 | $1,994,675 |

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

**ACCUMULATIVE FUND**
*June 30, 2008*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $1,540,663) (Notes 1 and 3). . . . | $1,817,974 |
| Receivables: | |
|     Investment securities sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 46,893 |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,563 |
|     Fund shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,544 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 85 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,868,059 |

**LIABILITIES**

| | |
|---|---:|
| Outstanding written options at market | |
|     (premium received – $7,639) (Note 6) . . . . . . . . . . . . . . . . . . . . . . . . . | 9,669 |
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,074 |
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . | 2,325 |
| Accrued distribution and service fees (Note 2) . . . . . . . . . . . . . . . . . . . . | 386 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . | 331 |
| Due to custodian. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 80 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 33 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . | 22 |
| Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 227 |
|     Total liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,147 |
|       Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,850,912 |

**NET ASSETS**

| | |
|---|---:|
| $1.00 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 232,903 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,492,029 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment income. . . . . . . . . . . . . . . | 1,176 |
|     Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (150,477) |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . | 275,281 |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . | $1,850,912 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $7.96 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $7.46 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $7.50 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $7.99 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 224,291 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,177 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,788 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 647 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 675,000 |

See Notes to Financial Statements.

# Statement of Operations

**ACCUMULATIVE FUND**
*For the Fiscal Year Ended June 30, 2008*
*(In Thousands)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $179) . . . . . . . . . . . . . . | $ 25,711 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,536 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,247 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,372 |
| Distribution and service fees: | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,468 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 538 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 159 |
| Shareholder servicing: | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,144 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 227 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 59 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 |
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 260 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 366 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,735 |
| Less expenses in excess of limit (Notes 2 and 9) . . . . . . . . . . . . | (495) |
| Total expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,240 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,007 |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 108,575 |
| Realized net gain on written options. . . . . . . . . . . . . . . . . . . . . . . . . . . | 923 |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 109,498 |
| Unrealized depreciation in value of securities during the period . . . . . . . . | (214,775) |
| Unrealized depreciation in value of written options during the period . . . . . | (2,030) |
| Unrealized depreciation in value of investments during the period . . . . | (216,805) |
| Net loss on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (107,307) |
| Net decrease in net assets resulting from operations . . . . . . . . . | $(102,300) |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**ACCUMULATIVE FUND**
*(In Thousands)*

| | For the fiscal year ended June 30, | |
|---|---|---|
| | **2008** | **2007** |
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 5,007 | $ 7,071 |
| Realized net gain on investments . . . . . . . . . . . . . . | 109,498 | 241,052 |
| Unrealized appreciation (depreciation) . . . . . . . . . . | (216,805) | 177,783 |
| Net increase (decrease) in net assets resulting from operations . . . . . . . . . . . . . . . . | (102,300) | 425,906 |
| Distributions to shareholders from (Note 1E):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5,058) | (6,734) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (21) | (42) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (5,079) | (6,776) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . | (119,465) | (302,378) |
| Total increase (decrease) . . . . . . . . . . . . . . . . . . . . | (226,844) | 116,752 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . | 2,077,756 | 1,961,004 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,850,912 | $2,077,756 |
| Accumulated undistributed net investment income . . . . . . . . . . . . . . . . . . . . . . . | $ 1,176 | $ 1,248 |

(1)See "Financial Highlights" on pages 22 - 25.

See Notes to Financial Statements.

# Financial Highlights

## ACCUMULATIVE FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| Net asset value, beginning of period . . . . . . . . . | $8.42 | $6.83 | $6.28 | $5.79 | $5.19 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . | 0.02 | 0.03 | 0.01 | 0.04 | 0.01 |
| Net realized and unrealized gain (loss) on investments. . . . . . . . . | (0.46) | 1.59 | 0.54 | 0.49 | 0.60 |
| Total from investment operations . . . . . . . . . . . . . . . | (0.44) | 1.62 | 0.55 | 0.53 | 0.61 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . | (0.02) | (0.03) | (0.00)* | (0.04) | (0.01) |
| Capital gains . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . | (0.02) | (0.03) | (0.00)* | (0.04) | (0.01) |
| Net asset value, end of period. . . . . . . . . . . . | $7.96 | $8.42 | $6.83 | $6.28 | $5.79 |
| Total return[1] . . . . . . . . . . . . . . . | −5.22% | 23.70% | 8.82% | 9.11% | 11.78% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . | $1,786 | $1,995 | $1,879 | $1,895 | $1,971 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . . | 1.08% | 1.11% | 1.14% | 1.16% | 1.17% |
| Ratio of net investment income to average net assets including expense waiver . . . . . . . . . . . | 0.29% | 0.39% | 0.17% | 0.62% | 0.23% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . . | 1.11% | 1.13% | 1.14%[2] | 1.16%[2] | 1.17%[2] |
| Ratio of net investment income to average net assets excluding expense waiver . . . . . . . . . . . | 0.26% | 0.37% | 0.17%[2] | 0.62%[2] | 0.23%[2] |
| Portfolio turnover rate. . . . . . . . . . | 62% | 67% | 39% | 68% | 483% |

*Not shown due to rounding.
(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Financial Highlights

## ACCUMULATIVE FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . . . | $7.95 | $6.49 | $6.03 | $5.59 | $5.06 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . . . | (0.14) | (0.10) | (0.08) | (0.04) | (0.04) |
| Net realized and unrealized gain (loss) on investments. . . . . . . . . . | (0.35) | 1.56 | 0.54 | 0.48 | 0.57 |
| Total from investment operations . . . . . . . . . . . . . . . . | (0.49) | 1.46 | 0.46 | 0.44 | 0.53 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period. . . . . . . . . . . . . | $7.46 | $7.95 | $6.49 | $6.03 | $5.59 |
| Total return . . . . . . . . . . . . . . . . . . | −6.29% | 22.50% | 7.63% | 7.87% | 10.47% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . | $46 | $60 | $59 | $61 | $63 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . . | 2.11% | 2.16% | 2.21% | 2.28% | 2.30% |
| Ratio of net investment loss to average net assets including expense waiver . . . . | −0.73% | −0.65% | −0.91% | −0.50% | −0.90% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . . | 2.14% | 2.18% | 2.21%[1] | 2.28%[1] | 2.30%[1] |
| Ratio of net investment loss to average net assets excluding expense waiver. . . . | −0.76% | −0.67% | −0.91%[1] | −0.50%[1] | −0.90%[1] |
| Portfolio turnover rate. . . . . . . . . . | 62% | 67% | 39% | 68% | 483% |

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Financial Highlights

## ACCUMULATIVE FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . . . | $7.99 | $6.52 | $6.06 | $5.61 | $5.07 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . . . | (0.13) | (0.09) | (0.06) | (0.04) | (0.04) |
| Net realized and unrealized gain (loss) on investments. . . . . . . . . . | (0.36) | 1.56 | 0.52 | 0.49 | 0.58 |
| Total from investment operations . . . . . . . . . . . . . . . . | (0.49) | 1.47 | 0.46 | 0.45 | 0.54 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period. . . . . . . . . . . . . | $7.50 | $7.99 | $6.52 | $6.06 | $5.61 |
| Total return . . . . . . . . . . . . . . . . . . | −6.13% | 22.55% | 7.59% | 8.02% | 10.65% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . | $14 | $18 | $17 | $17 | $18 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . . | 2.06% | 2.11% | 2.16% | 2.20% | 2.16% |
| Ratio of net investment loss to average net assets including expense waiver | −0.68% | −0.60% | −0.85% | −0.40% | −0.76% |
| Ratio of expenses to average net assets excluding expense waiver | 2.09% | 2.13% | 2.16%[1] | 2.20%[1] | 2.16%[1] |
| Ratio of net investment loss to average net assets excluding expense waiver | −0.71% | −0.62% | −0.85%[1] | −0.40%[1] | −0.76%[1] |
| Portfolio turnover rate. . . . . . . . . . | 62% | 67% | 39% | 68% | 483% |

(1) There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Financial Highlights

**ACCUMULATIVE FUND**
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . . | $8.43 | $6.85 | $6.29 | $5.79 | $5.20 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . | 0.04 | 0.05 | 0.03 | 0.06 | 0.03 |
| Net realized and unrealized gain (loss) on investments. . . . . . . . . | (0.45) | 1.59 | 0.54 | 0.49 | 0.59 |
| Total from investment operations . . . . . . . . . . . . . . . . | (0.41) | 1.64 | 0.57 | 0.55 | 0.62 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . | (0.03) | (0.06) | (0.01) | (0.05) | (0.03) |
| Capital gains . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . | (0.03) | (0.06) | (0.01) | (0.05) | (0.03) |
| Net asset value, end of period. . . . . . . . . . . . . | $7.99 | $8.43 | $6.85 | $6.29 | $5.79 |
| Total return . . . . . . . . . . . . . . . . . . | −4.99% | 23.93% | 9.13% | 9.44% | 11.90% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . | $5 | $5 | $6 | $6 | $6 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . . | 0.85% | 0.86% | 0.87% | 0.88% | 0.87% |
| Ratio of net investment income to average net assets including expense waiver . . . . . . . . . . . | 0.53% | 0.65% | 0.43% | 0.88% | 0.53% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . . | 0.88% | 0.88% | 0.87%[1] | 0.88%[1] | 0.87%[1] |
| Ratio of net investment income to average net assets excluding expense waiver . . . . . . . . . . . | 0.50% | 0.63% | 0.43%[1] | 0.88%[1] | 0.53%[1] |
| Portfolio turnover rate. . . . . . . . . . | 62% | 67% | 39% | 68% | 483% |

(1)There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Managers' Discussion of Core Investment Fund

*June 30, 2008*




Below, Gustaf C. Zinn, CFA, and Erik R. Becker, CFA, portfolio managers of Waddell & Reed Advisors Core Investment Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2008. Mr. Zinn and Mr. Becker each have managed the Fund for two years; both have nine years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund fell 2.61 percent (Class A shares at net asset value) for the 12 months ended June 30, 2008, better than its benchmark and its peer group. The S&P 500 Index (reflecting the performance of large and medium-size U.S. stocks) fell 13.13 percent, while the Lipper Large-Cap Core Funds Universe Average (reflecting the universe of funds with similar investment objectives) declined 12.38 percent for the same period. Please note that the Fund returns include applicable fees and expenses while index returns do not include any such fees.

## Sector positioning was critical

The story of the fiscal year can be told in the wildly divergent sector performance. While the annual market averages were negative on the year, our sector positioning was the most critical performance factor. Energy, materials, utilities and consumer staples all posted positive absolute performance led by energy up 25 percent on the year. The financials and consumer discretionary sectors were the standout underperformers declining 42 percent and 27 percent respectively. The Fund benefited significantly from an underweighting of the financials sector. Our performance was mostly attributable to positive stock selection, complemented by positive sector selection. The Fund's three best-performing stocks for the year were Monsanto Company, Apple Inc. and Weatherford International Ltd., while the three worst-performing stocks for the year were Ambac Financial Group, Inc., Fannie Mae and Ford Motor Company.

## Fed appeared to be behind the curve

In the past 12 months we have seen a dramatic downward shift in the U.S. economic outlook. What started as rising delinquencies for subprime mortgages led to a full blown credit crisis and likely recession. At the beginning of 2007, U.S. GDP growth for calendar 2008 was expected to be three

percent while today an estimate below one percent looks plausible. The Federal Reserve recently addressed calendar second half 2007 criticism that they were "behind the curve" with a series of actions. In an unprecedented timeframe, the federal funds rate was reduced 225 basis points during the first half of 2008. Starting with an emergency reduction of 75 basis points on January 22nd, the Federal Reserve continued with an additional 150 basis points. While lower rates are aimed to help improve the economy over time, additional actions were necessary to try and more immediately improve the lack of confidence resulting in a spreading credit crunch. The Federal Reserve began a series of activities with this goal in mind, whereby they would lend money against a broadening set of collateral. The main message by the Federal Reserve was that if they were willing to accept this collateral then others should as well and confidence should improve amongst market participants.

As if this wasn't enough, it culminated in the Federal Reserve backstopping the emergency purchase of The Bear Stearns Companies Inc. by J.P. Morgan Chase & Co. Following the Bear Stearns deal, in another unprecedented move, the Federal Reserve allowed noncommercial banks such as investment banks to borrow directly from the Federal Reserve. This was another attempt at accepting an expanding set of collateral from now a broader group of players.

It has also become increasingly evident over the past year that the U.S. consumer has met a day of reckoning. Accelerating home price declines, a deteriorating job market and elevated food and energy prices have all contributed to a fall in consumer confidence measures to 16-year lows. With consumer spending representing 70 percent of the U.S. economy, U.S. GDP growth appears set to remain subdued at best. One small bright spot is a more stable manufacturing sector helped by stronger international demand and a weaker dollar.

## Top 10 Equity Holdings
### June 30, 2008

| Company | Sector |
|---|---|
| Deere & Company | Capital Goods |
| General Dynamics Corporation | Technology |
| Hewlett-Packard Company | Technology |
| Charles Schwab Corporation (The) | Financial Services |
| Exxon Mobil Corporation | Energy |
| Coca-Cola Company (The) | Consumer Non-Durables |
| Weatherford International Ltd. | Energy |
| Monsanto Company | Raw Materials |
| Schlumberger Limited | Energy |
| Union Pacific Corporation | Transportation |

### June 30, 2007

| Company | Sector |
|---|---|
| Boeing Company (The) | Technology |
| Deere & Company | Capital Goods |
| General Dynamics Corporation | Technology |
| Hewlett-Packard Company | Technology |
| Ford Motor Company | Consumer Durables |
| Abbott Laboratories | Health Care |
| J.P. Morgan Chase & Co. | Financial Services |
| Exxon Mobil Corporation | Energy |
| UBS AG | Financial Services |
| Prudential Financial, Inc. | Financial Services |

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

## Our outlook

Looking forward, the most critical macroeconomic debates in the market that we are focused on include the pace of declining U.S. home prices, the falling value of the dollar and elevated commodity prices. Behind all of the emergency Fed meetings and capital raises in the U.S. financial sector is the core underlying problem of falling home prices. Falling home prices bring a higher number of households into negative equity positions causing defaults and inventory levels to increase. We believe that this is a spiraling problem for the housing, consumer and financial sectors. Fed chairman Bernanke recently testified that the Federal Reserve cannot fix the housing problems alone and it appears increasingly evident that fiscal help is on the way. And while higher commodity prices have generally benefited the relative performance of the Fund over the last several periods, we feel the status quo of strong equity performance within commodity-related groups versus the remainder of the market may be unsustainable. Primarily due to higher energy and food prices, inflation has accelerated in virtually every major economy around the world. This has led to central banks' (outside the U.S.) efforts to combat inflation through more restrictive monetary policy and, in some cases, currency appreciation. Certain economies in Asia have already begun to see "cracks" develop in the form of higher inflation, unstable currencies and declining equity markets.

Given the current risks to global growth from commodity-induced central bank tightening, we are no longer as sure that many of the economically sensitive holdings will be able to sustain the level of growth investors currently expect. Therefore, we have and will likely continue to moderate position sizes and holdings across a number of areas – particularly within industrials, materials and energy. Our focus always has and always will be uncovering "themes" and individual stocks where we believe the long-term earnings growth is well-underestimated by the marketplace. We believe that the next six to 12 months is likely to present opportunities in more stable growth sectors where earnings are more predictable such as defense, consumer staples and health care. We intend to emphasize companies that we feel are likely to "win" in either a scenario of stubbornly high commodity prices and slow growth or an environment where demand destruction causes commodities to ease. On a longer-term basis, we continue to be very excited about earnings prospects in our key themes of agriculture, energy services and aerospace/defense. Despite this increasingly complex environment, our resources and focus for the upcoming year remain on finding companies with underappreciated long-term earnings power.

**The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Fund's portfolio.**

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ———— | Waddell & Reed Advisors Core Investment Fund, Class A Shares[1] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $13,736 |
| — — — | S&P 500 Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $12,156 |
| - - - - - - - | Lipper Large-Cap Core Funds Universe Average . . . . . . . . . . . . . . | $12,018 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A | Class B | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-08 . . . . . . . . . . . | −8.21% | −7.03% | −3.66% | −2.35% |
| 5-year period ended 6-30-08 . . . . . . . . . . . | 8.99% | 8.93% | 9.09% | 10.61% |
| 10-year period ended 6-30-08 . . . . . . . . . . | 3.74% | — | — | 4.64% |
| Since inception of Class[3] through 6-30-08 . . . . . . . . . . . . . . . . . | — | 2.77% | 2.81% | — |

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF CORE INVESTMENT FUND

### Portfolio Highlights

On June 30, 2008, Waddell & Reed Advisors Core Investment Fund had net assets totaling $3,663,595,971 invested in a diversified portfolio of:

| | |
|---|---|
| 88.93% | Domestic Common Stocks |
| 9.35% | Cash and Cash Equivalents |
| 1.72% | Foreign Common Stocks |

### Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on June 30, 2008, your Fund owned:



| | |
|---|---|
| Technology Stocks . . . . . . . . . . . . . . . . . . | $20.65 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . . | $14.21 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . | $10.93 |
| Consumer Nondurables Stocks . . . . . . . . | $ 9.93 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 9.35 |
| Financial Services Stocks . . . . . . . . . . . . . | $ 8.99 |
| Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 6.44 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . | $ 4.62 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 4.44 |
| Miscellaneous Stocks[1] . . . . . . . . . . . . . . | $ 3.15 |
| Transportation Stocks . . . . . . . . . . . . . . . . | $ 2.88 |
| Multiple Industry Stocks . . . . . . . . . . . . . . | $ 2.39 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 2.02 |

(1)Includes $1.40 Business Equipment and Services Stocks and $1.75 Consumer Durables Stocks.

# The Investments of Core Investment Fund

June 30, 2008

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 2.75%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . | 381,500 | $    25,072,180 |
| Raytheon Company . . . . . . . . . . . . . . . . . . . . . . . . . | 1,347,400 | 75,831,672 |
| | | 100,903,852 |
| **Beverages – 5.13%** | | |
| Coca-Cola Company (The) . . . . . . . . . . . . . . . . . . . . | 2,519,000 | 130,937,620 |
| Molson Coors Brewing Company, Class B . . . . . . . . | 1,049,000 | 56,992,170 |
| | | 187,929,790 |
| **Capital Equipment – 7.80%** | | |
| Deere & Company . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,665,834 | 192,286,606 |
| Foster Wheeler Ltd.* . . . . . . . . . . . . . . . . . . . . . . . . | 558,400 | 40,779,952 |
| Joy Global Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . | 694,300 | 52,686,956 |
| | | 285,753,514 |
| **Chemicals – Petroleum and Inorganic – 3.15%** | | |
| Monsanto Company. . . . . . . . . . . . . . . . . . . . . . . . . . | 912,250 | **115,344,890** |
| **Chemicals – Specialty – 2.21%** | | |
| Air Products and Chemicals, Inc.  . . . . . . . . . . . . . . . | 819,150 | **80,981,169** |
| **Communications Equipment – 0.64%** | | |
| Telefonaktiebolaget LM Ericsson, ADR . . . . . . . . . . . | 2,245,600 | **23,343,012** |
| **Computers – Main and Mini – 5.14%** | | |
| Hewlett-Packard Company. . . . . . . . . . . . . . . . . . . . . | 3,401,400 | 150,375,894 |
| Xerox Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,788,800 | 37,816,128 |
| | | 188,192,022 |
| **Computers – Peripherals – 3.10%** | | |
| Activision, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,373,400 | 80,921,073 |
| Adobe Systems Incorporated* . . . . . . . . . . . . . . . . . . | 832,800 | 32,770,680 |
| | | 113,691,753 |
| **Defense – 5.15%** | | |
| General Dynamics Corporation . . . . . . . . . . . . . . . . . | 2,239,400 | **188,557,480** |
| **Electronic Instruments – 3.87%** | | |
| Applied Materials, Inc.   . . . . . . . . . . . . . . . . . . . . . . | 3,982,400 | 76,043,928 |
| Thermo Fisher Scientific Inc.* . . . . . . . . . . . . . . . . . . | 1,178,600 | 65,683,378 |
| | | 141,727,306 |

See Notes to Schedule of Investments on page 35.

# The Investments of Core Investment Fund

*June 30, 2008*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Finance Companies – 1.84%** | | |
| American Express Company . . . . . . . . . . . . . . . . . . . | 388,200 | $ 14,623,494 |
| Capital One Financial Corporation. . . . . . . . . . . . . . . | 1,384,800 | 52,636,248 |
| | | **67,259,742** |
| **Food and Related – 2.76%** | | |
| General Mills, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 595,800 | 36,206,766 |
| Smithfield Foods, Inc.* . . . . . . . . . . . . . . . . . . . . . . . | 291,300 | 5,791,044 |
| Wm. Wrigley Jr. Company . . . . . . . . . . . . . . . . . . . . . | 759,800 | 59,097,244 |
| | | **101,095,054** |
| **Health Care – Drugs – 2.60%** | | |
| Abbott Laboratories . . . . . . . . . . . . . . . . . . . . . . . . . . | 753,400 | 39,907,598 |
| Merck & Co., Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,467,600 | 55,313,844 |
| | | **95,221,442** |
| **Health Care – General – 2.02%** | | |
| Baxter International Inc. . . . . . . . . . . . . . . . . . . . . . . | 608,500 | 38,907,490 |
| Becton, Dickinson and Company. . . . . . . . . . . . . . . . | 433,600 | 35,251,680 |
| | | **74,159,170** |
| **Metal Fabrication – 2.09%** | | |
| Lorillard, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,109,500 | **76,733,020** |
| **Motor Vehicle Parts – 1.11%** | | |
| BorgWarner Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 919,800 | **40,820,724** |
| **Motor Vehicles – 0.64%** | | |
| Ford Motor Company* . . . . . . . . . . . . . . . . . . . . . . . . | 4,865,501 | **23,403,060** |
| **Multiple Industry – 2.39%** | | |
| Altria Group, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,266,000 | **87,708,960** |
| **Non-Residential Construction – 1.04%** | | |
| Fluor Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 205,900 | **38,313,872** |
| **Petroleum – International – 5.86%** | | |
| Devon Energy Corporation. . . . . . . . . . . . . . . . . . . . . | 631,500 | 75,881,040 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . | 1,575,740 | 138,869,966 |
| | | **214,751,006** |
| **Petroleum – Services – 8.35%** | | |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . | 1,007,700 | 108,257,211 |
| Smith International, Inc. . . . . . . . . . . . . . . . . . . . . . . . | 949,000 | 78,899,860 |
| Weatherford International Ltd.* . . . . . . . . . . . . . . . . . . | 2,393,200 | 118,678,788 |
| | | **305,835,859** |

See Notes to Schedule of Investments on page 35.

# The Investments of Core Investment Fund

*June 30, 2008*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Railroad – 2.88%** | | |
| Union Pacific Corporation . . . . . . . . . . . . . . . . . . . . . | 1,397,100 | $ 105,481,050 |
| **Restaurants – 1.49%** | | |
| YUM! Brands, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,553,384 | 54,508,245 |
| **Retail – General Merchandise – 0.53%** | | |
| Costco Wholesale Corporation . . . . . . . . . . . . . . . . . | 274,400 | 19,261,508 |
| **Security and Commodity Brokers – 7.15%** | | |
| CME Group Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 166,600 | 63,839,454 |
| Charles Schwab Corporation (The) . . . . . . . . . . . . . . | 6,786,900 | 139,538,664 |
| J.P. Morgan Chase & Co.  . . . . . . . . . . . . . . . . . . . . . | 1,709,800 | 58,663,238 |
| | | 262,041,356 |
| **Steel – 1.08%** | | |
| Companhia Vale do Rio Doce, ADR . . . . . . . . . . . . . . | 1,101,900 | 39,470,058 |
| **Timesharing and Software – 1.40%** | | |
| Visa Inc., Class A* . . . . . . . . . . . . . . . . . . . . . . . . . . | 629,600 | 51,192,776 |
| **Tobacco – 2.04%** | | |
| Philip Morris International Inc.* . . . . . . . . . . . . . . . . . | 1,513,600 | 74,756,704 |
| **Utilities – Electric – 4.44%** | | |
| Mirant Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,467,601 | 96,606,579 |
| NRG Energy, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,537,700 | 65,967,330 |
| | | 162,573,909 |
| **TOTAL COMMON STOCKS – 90.65%** | | **$3,321,012,303** |
| (Cost: $2,625,063,067) | | |

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Commercial Paper** | | |
| Abbott Laboratories, | | |
| 2.16%, 8–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | $10,000 | 9,981,400 |
| Anheuser-Busch Companies, Inc., | | |
| 2.2%, 7–28–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 19,967,000 |
| Caterpillar Financial Services Corporation, | | |
| 2.3%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 15,000,000 |
| Coca-Cola Company (The), | | |
| 2.15%, 7–10–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,994,625 |

See Notes to Schedule of Investments on page 35.

# The Investments of Core Investment Fund

*June 30, 2008*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| Colgate-Palmolive Company, | | |
| 2.15%, 7–30–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $15,000 | $ 14,974,021 |
| Danaher Corporation, | | |
| 2.16%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 10,000,000 |
| Diageo Capital plc (Diageo plc), | | |
| 3.15%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,775 | 5,775,000 |
| E.I. du Pont de Nemours and Company: | | |
| 2.18%, 7–17–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,348 | 3,344,756 |
| 2.18%, 8–4–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,600 | 8,582,294 |
| Emerson Electric Co., | | |
| 2.16%, 7–7–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,998,200 |
| General Mills, Inc., | | |
| 2.75%, 7–9–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 5,996,333 |
| Hershey Company (The), | | |
| 2.19%, 7–8–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 19,991,483 |
| Honeywell International Inc., | | |
| 2.23%, 7–16–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 19,981,417 |
| Kimberly-Clark Worldwide Inc., | | |
| 2.24%, 7–28–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,000 | 11,979,840 |
| Nestle Finance International Ltd.: | | |
| 2.3%, 7–3–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,000 | 17,997,700 |
| 2.17%, 7–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,995,781 |
| PacifiCorp, | | |
| 2.65%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,000 | 12,000,000 |
| Pfizer Inc., | | |
| 2.16%, 8–4–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,600 | 15,568,176 |
| Procter & Gamble International Funding S.C.A. | | |
| (Procter & Gamble Company (The)), | | |
| 2.2%, 8–4–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 24,948,056 |
| Shell International Finance B.V. and Royal Dutch | | |
| Shell plc (Royal Dutch Shell plc), | | |
| 2.2%, 7–10–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,000 | 10,993,950 |
| Toyota Motor Credit Corporation, | | |
| 2.2%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,000,000 |
| USAA Capital Corp., | | |
| 2.2%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 15,000,000 |
| Verizon Communications Inc., | | |
| 2.49%, 7–24–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,747 | 9,731,494 |

See Notes to Schedule of Investments on page 35.

# The Investments of Core Investment Fund

*June 30, 2008*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| Wal-Mart Stores, Inc., | | |
| 2.16%, 7–14–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | $10,000 | $ 9,992,200 |
| Walgreen Co., | | |
| 2.3%, 7–11–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 24,000 | 23,984,666 |
| Walt Disney Company (The): | | |
| 2.2%, 7–10–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,997,250 |
| 2.2%, 7–14–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,988,083 |
| Wisconsin Electric Power Co., | | |
| 2.3%, 7–22–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,993,292 |
| **TOTAL SHORT-TERM SECURITIES – 9.11%** | | $ 333,757,017 |
| (Cost: $333,757,017) | | |
| **TOTAL INVESTMENT SECURITIES – 99.76%** | | $3,654,769,320 |
| (Cost: $2,958,820,084) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.24%** | | 8,826,651 |
| **NET ASSETS – 100.00%** | | $3,663,595,971 |

**Notes to Schedule of Investments**

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## CORE INVESTMENT FUND
*June 30, 2008*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $2,958,820) (Notes 1 and 3). . . . | $3,654,769 |
| Receivables: | |
|     Investment securities sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,528 |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,875 |
|     Fund shares sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,378 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 128 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,673,678 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,039 |
| Accrued distribution and service fees (Note 2) . . . . . . . . . . . . . . . . . . . . | 756 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . | 646 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 62 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . | 21 |
| Due to custodian. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 |
| Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 549 |
|     Total liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,082 |
|         Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $3,663,596 |

**NET ASSETS**

| | |
|---|---:|
| $1.00 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 638,146 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,334,869 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . | (367) |
|     Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5,173) |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . | 696,121 |
|         Net assets applicable to outstanding units of capital. . . . . . . . . . . | $3,663,596 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5.75 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5.34 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5.36 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5.75 |
| Capital shares outstanding: | |
|     Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 616,252 |
|     Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,114 |
|     Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,552 |
|     Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,228 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,680,000 |

See Notes to Financial Statements.

# Statement of Operations

## CORE INVESTMENT FUND
*For the Fiscal Year Ended June 30, 2008*
*(In Thousands)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $23) . . . . . . . . . . . . . . . | $ 51,031 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,020 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57,051 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,375 |
| Distribution and service fees: | |
|    Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,739 |
|    Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 711 |
|    Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 220 |
| Shareholder servicing: | |
|    Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,687 |
|    Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 330 |
|    Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 88 |
|    Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 71 |
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 260 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 129 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 66 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 745 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 44,444 |
| Less expenses in excess of limit (Notes 2 and 9) . . . . . . . . . . . . | (602) |
| Total expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43,842 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,209 |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 81,354 |
| Realized net gain on futures contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,986 |
| Realized net gain on foreign currency transactions . . . . . . . . . . . . . . . . . | 16 |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 83,356 |
| Unrealized depreciation in value of investments | |
|    during the period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (193,475) |
| Net loss on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (110,119) |
| Net decrease in net assets resulting from operations . . . . . . . . . | $ (96,910) |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**CORE INVESTMENT FUND**
*(In Thousands)*

| | For the fiscal year ended June 30, | |
| --- | --- | --- |
| | **2008** | **2007** |
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 13,209 | $ 31,455 |
| Realized net gain on investments . . . . . . . . . . . . . | 83,356 | 636,198 |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . . . | (193,475) | (44,833) |
| Net increase (decrease) in net assets resulting from operations . . . . . . . . . . . . . . | (96,910) | 622,820 |
| Distributions to shareholders from (Note 1E):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (26,055) | (28,733) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (75) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (19) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (421) | (489) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (436,381) | (568,238) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (8,563) | (11,701) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,517) | (3,288) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5,082) | (6,973) |
| | (479,019) | (619,516) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . | (53,753) | 167,580 |
| Total increase (decrease) . . . . . . . . . . . . . . . . . . . . | (629,682) | 170,884 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,293,278 | 4,122,394 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $3,663,596 | $4,293,278 |
| Accumulated undistributed net investment income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (367) | $ 15,664 |

(1)See "Financial Highlights" on pages 39 - 42.

See Notes to Financial Statements.

# Financial Highlights

**CORE INVESTMENT FUND**
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . . | $6.64 | $6.69 | $5.78 | $5.22 | $4.69 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . | 0.02 | 0.05 | 0.02 | 0.02 | 0.03 |
| Net realized and unrealized gain (loss) on investments. . . . . . . . . | (0.13) | 0.94 | 0.91 | 0.56 | 0.53 |
| Total from investment operations . . . . . . . . . . . . . . . | (0.11) | 0.99 | 0.93 | 0.58 | 0.56 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . | (0.04) | (0.05) | (0.02) | (0.02) | (0.03) |
| Capital gains . . . . . . . . . . . . . | (0.74) | (0.99) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . | (0.78) | (1.04) | (0.02) | (0.02) | (0.03) |
| Net asset value, end of period . . . | $5.75 | $6.64 | $6.69 | $5.78 | $5.22 |
| Total return[1] . . . . . . . . . . . . . . . | −2.61% | 16.01% | 16.10% | 11.18% | 11.90% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . | $3,544 | $4,134 | $3,975 | $3,915 | $4,079 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . . | 1.07% | 1.07% | 1.09% | 1.12% | 1.13% |
| Ratio of net investment income to average net assets including expense waiver . . . . . . . . . . . | 0.34% | 0.78% | 0.30% | 0.46% | 0.53% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . . | 1.08% | 1.08% | 1.09%[2] | 1.12%[2] | 1.13%[2] |
| Ratio of net investment income to average net assets excluding expense waiver . . . . . . . . . . . | 0.33% | 0.77% | 0.30%[2] | 0.46%[2] | 0.53%[2] |
| Portfolio turnover rate. . . . . . . . . | 73% | 118% | 63% | 51% | 49% |

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Financial Highlights

**CORE INVESTMENT FUND**
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

|  | For the fiscal year ended June 30, | | | | |
|---|---|---|---|---|---|
|  | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . . | $6.20 | $6.33 | $5.51 | $5.01 | $4.54 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . . . | (0.04)[1] | (0.02)[1] | (0.09) | (0.05) | (0.04) |
| Net realized and unrealized gain (loss) on investments. . . . . . . . . . | (0.12)[1] | 0.89[1] | 0.91 | 0.55 | 0.51 |
| Total from investment operations . . . . . . . . . . . . . . . | (0.16) | 0.87 | 0.82 | 0.50 | 0.47 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . | (0.00) | (0.01) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . | (0.70) | (0.99) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . | (0.70) | (1.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period . . . . . . . . . . . . . | $5.34 | $6.20 | $6.33 | $5.51 | $5.01 |
| Total return . . . . . . . . . . . . . . . . . . | −3.58% | 14.80% | 14.88% | 9.98% | 10.35% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . | $59 | $81 | $80 | $81 | $82 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . . | 2.12% | 2.13% | 2.19% | 2.26% | 2.30% |
| Ratio of net investment loss to average net assets including expense waiver . . . . | −0.69% | −0.29% | −0.80% | −0.68% | −0.65% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . . | 2.13% | 2.14% | 2.19%[2] | 2.26%[2] | 2.30%[2] |
| Ratio of net investment loss to average net assets excluding expense waiver. . . . | −0.70% | −0.30% | −0.80%[2] | −0.68%[2] | −0.65%[2] |
| Portfolio turnover rate . . . . . . . . . . | 73% | 118% | 63% | 51% | 49% |

(1) Based on average weekly shares outstanding.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Financial Highlights

**CORE INVESTMENT FUND**
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . . | $6.23 | $6.35 | $5.53 | $5.02 | $4.55 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . . . | (0.04)[1] | (0.01)[1] | (0.07) | (0.06) | (0.06) |
| Net realized and unrealized gain (loss) on investments. . . . . . . . . . | (0.12)[1] | 0.89[1] | 0.89 | 0.57 | 0.53 |
| Total from investment operations . . . . . . . . . . . . . . . | (0.16) | 0.88 | 0.82 | 0.51 | 0.47 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . | (0.00) | (0.01) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . | (0.71) | (0.99) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . | (0.71) | (1.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period. . . . . . . . . . . . . | $5.36 | $6.23 | $6.35 | $5.53 | $5.02 |
| Total return . . . . . . . . . . . . . . . . . . | −3.66% | 14.94% | 14.83% | 10.16% | 10.33% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . | $19 | $23 | $20 | $20 | $21 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . . | 2.06% | 2.08% | 2.15% | 2.21% | 2.21% |
| Ratio of net investment loss to average net assets including expense waiver . . . . . . . . . . . | −0.64% | −0.23% | −0.77% | −0.64% | −0.54% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . . | 2.07% | 2.09% | 2.15%[2] | 2.21%[2] | 2.21%[2] |
| Ratio of net investment loss to average net assets excluding expense waiver. . . . | −0.65% | −0.24% | −0.77%[2] | −0.64%[2] | −0.54%[2] |
| Portfolio turnover rate. . . . . . . . . | 73% | 118% | 63% | 51% | 49% |

(1) Based on average weekly shares outstanding.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Financial Highlights

## CORE INVESTMENT FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . . . | $6.64 | $6.69 | $5.78 | $5.22 | $4.69 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . | 0.05 | 0.06 | 0.05 | 0.06 | 0.04 |
| Net realized and unrealized gain (loss) on investments. . . . . . . . . . | (0.14) | 0.95 | 0.90 | 0.54 | 0.53 |
| Total from investment operations . . . . . . . . . . . . . . . . | (0.09) | 1.01 | 0.95 | 0.60 | 0.57 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . | (0.06) | (0.07) | (0.04) | (0.04) | (0.04) |
| Capital gains . . . . . . . . . . . . . | (0.74) | (0.99) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . | (0.80) | (1.06) | (0.04) | (0.04) | (0.04) |
| Net asset value, end of period. . . . . . . . . . . . | $5.75 | $6.64 | $6.69 | $5.78 | $5.22 |
| Total return . . . . . . . . . . . . . . . . | −2.35% | 16.32% | 16.43% | 11.50% | 12.28% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . | $42 | $55 | $47 | $61 | $115 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . . | 0.80% | 0.79% | 0.80% | 0.80% | 0.80% |
| Ratio of net investment income to average net assets including expense waiver . . . . . . . . . . . | 0.62% | 1.06% | 0.55% | 0.73% | 0.85% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . . | 0.81% | 0.80% | 0.80%[1] | 0.80%[1] | 0.80%[1] |
| Ratio of net investment income to average net assets excluding expense waiver . . . . . . . . . . . | 0.61% | 1.05% | 0.55%[1] | 0.73%[1] | 0.85%[1] |
| Portfolio turnover rate. . . . . . . . . | 73% | 118% | 63% | 51% | 49% |

[1]There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Manager's Discussion of Science and Technology Fund

*June 30, 2008*



**Below, Zachary H. Shafran, portfolio manager of Waddell & Reed Advisors Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2008. He has managed the Fund for seven years and has 19 years of industry experience.**



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund advanced 1.84 percent (Class A shares at net asset value) for the 12 months ended June 30, 2008. This was more than the S&P North American Technology Sector Index (reflecting the performance of stocks that generally represent the technology sector), which decreased 6.93 percent for the same period, and the Lipper Science & Technology Funds Universe Average (reflecting the universe of funds with similar investment objectives), which decreased 9.64 percent. Please note that the Fund returns include applicable fees and expenses, while index returns do not include any such fees.

Please note that since last year's annual report, the name of the Fund's benchmark index has changed to the S&P North American Technology Sector Index. In calendar year 2007, Standard & Poor's purchased the index, previously known as the Goldman Sachs Technology Industry Composite Index.

## Health care, applied technology drove results

Many of the economic concerns that we have expressed in the recent past have continued to become reality. To be sure, the difficulties of a struggling housing market, an overextended consumer and rising commodity prices – especially with regard to food and energy – have placed a substantial burden on the global economy.

Given these challenging market conditions, the recently completed fiscal year was still a good one for the Fund on a relative basis. We believe a positive absolute return and a positive return versus the benchmark provided solid evidence that our management strategy focused on stock selection has worked. Further, we remain confident in the future potential effectiveness of our strategy.

The Fund historically has maintained a significant overweight position within health care, and this fiscal year was no different. Our health care weighting, specifically our overweight positions in managed care

organizations and hospital management, drove much of our outperformance. Within the technology sector, stock selection clearly provided the majority of the outperformance, as the Fund was underweight traditional technology sectors – notably semiconductors – but overweight what we consider to be applied technology (those companies who are utilizing technology to significantly grow their business). We were also the beneficiary of substantial global liquidity by way of merger-and-acquisition activity.

Our stock selection philosophy has two main tenets, and these continue to be our primary focus. First, we aim to identify what we feel are the strongest secular trends within industries. Second, we then apply bottom-up research to specific companies in order to identify what we believe to be the right stocks within which to invest. Important secular themes identified during the year that led to outperformance included the shift toward Internet advertising, open-source software adoption, modernization of the health care system, alternative energy and the continued proliferation of wireless technologies.

## Our outlook

An important aspect of our strategy is that we believe it has the capability to be accommodative with most macroeconomic environments. This past year had some significant headwinds including rising energy prices, rising food prices, a slowing housing market, credit market unrest and an array of geopolitical issues. We feel that many of these challenges likely will continue if not even become more pronounced in the year ahead. As such, the initial outlook for the year ahead does warrant some caution. Federal Reserve interest rate policy looks as if it will continue to be accommodative, in our view, but we believe that it will probably take some time to address the many economic matters before us. Continued growth in emerging markets' gross domestic product (GDP) remains an important macro factor that should continue to play an ever larger role in the composition of the Fund over time, as we try to identify additional opportunities around the globe.

| Top 10 Equity Holdings June 30, 2008 | |
|---|---|
| Company | Sector |
| Noble Energy, Inc. | Energy |
| Research In Motion Limited | Consumer Durables |
| Cerner Corporation | Health Care |
| Cree, Inc. | Technology |
| ESCO Technologies Inc. | Technology |
| Aspen Technology, Inc. | Technology |
| Archer Daniels Midland Company | Consumer Non-Durables |
| Bunge Limited | Consumer Non-Durables |
| Samsung Electronics Co., Ltd. | Technology |
| ACI Worldwide, Inc. | Technology |

| June 30, 2007 | |
|---|---|
| Company | Sector |
| Alliance Data Systems Corporation | Business Equipment and Services |
| Research In Motion Limited | Consumer Durables |
| Cerner Corporation | Health Care |
| Noble Energy, Inc. | Energy |
| CheckFree Corporation | Business Equipment and Services |
| Aspen Technology, Inc. | Technology |
| Archer Daniels Midland Company | Consumer Non-Durables |
| Genzyme Corporation | Health Care |
| Samsung Electronics Co., Ltd. | Technology |
| Lawson Software, Inc. | Technology |

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

With a relatively cautious outlook, we will continue to be ever vigilant in our focus on disciplined stock selection. Identifying stocks that we feel are benefiting from the world's strongest long-term trends in order to produce attractive returns will once again be our mantra throughout the remainder of calendar year 2008.

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends.  One cannot invest directly in an index, nor is an index representative of the Fund's portfolio.**

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ———— | Waddell & Reed Advisors Science and Technology Fund, Class A Shares[1] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $23,254 |
| — — — | S&P North American Technology Sector Index . . . . . . . . . . . . . . . . | $ 9,082 |
| - - - - - - - | Lipper Science & Technology Funds Universe Average . . . . . . . . . | $10,759 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A | Class B | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-08 . . . . . . . . . . | −4.02% | −2.44% | 0.88% | 2.21% |
| 5-year period ended 6-30-08 . . . . . . . . . . | 14.12% | 13.98% | 14.15% | 15.87% |
| 10-year period ended 6-30-08 . . . . . . . . . | 11.02% | — | — | 12.07% |
| Since inception of Class[3] through 6-30-08 . . . . . . . . . . . . . . . . . | — | 6.47% | 6.51% | — |

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF SCIENCE AND TECHNOLOGY FUND

### Portfolio Highlights

On June 30, 2008, Waddell & Reed Advisors Science and Technology Fund had net assets totaling $2,537,176,835 invested in a diversified portfolio of:

| | |
|---|---|
| 66.90% | Domestic Common Stocks |
| 23.08% | Cash and Cash Equivalents and Options |
| 10.02% | Foreign Common Stocks |

### Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on June 30, 2008, your Fund was invested by industry and geographic region, respectively, as follows:



| | |
|---|---|
| Cash and Cash Equivalents and Options. . . . . . . . . . . . . . . . . . . . . . | $23.08 |
| Technology Stocks . . . . . . . . . . . . . . . . . . | $22.64 |
| Consumer Goods Stocks . . . . . . . . . . . . . | $16.31 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . | $12.19 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 9.75 |
| Business Equipment and Services Stocks . . . . . . . . . . . . . . . . . . | $ 8.62 |
| Miscellaneous Stocks[1] . . . . . . . . . . . . . . | $ 2.60 |
| Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 2.53 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 2.28 |

(1)Includes $1.03 Financial Services Stocks, $1.05 Multiple Industry Stocks and $0.52 Retail Stocks.

### Country Weightings



| | |
|---|---|
| United States. . . . . . . . . . . . . . . . . . . . . . . | $66.90 |
| Cash and Cash Equivalents and Options. . | $23.08 |
| Pacific Basin[1] . . . . . . . . . . . . . . . . . . . . . . | $ 4.87 |
| Bermuda . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 2.85 |
| Europe (Spain) . . . . . . . . . . . . . . . . . . . . . | $ 1.26 |
| South America (Brazil) . . . . . . . . . . . . . . . | $ 1.04 |

(1)Includes $2.21 Japan and $2.66 South Korea.

# The Investments of Science and Technology Fund

June 30, 2008

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Business Equipment and Services – 3.68%** | | |
| Euronet Worldwide, Inc.* . . . . . . . . . . . . . . . . . . . . . . | 2,401,450 | $ 40,548,483 |
| Global Cash Access, Inc.* . . . . . . . . . . . . . . . . . . . . . | 2,880,600 | 19,760,916 |
| Telvent GIT, S.A. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,327,730 | 31,898,713 |
| Veraz Networks, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 661,100 | 1,123,870 |
| | | 93,331,982 |
| **Capital Equipment – 1.28%** | | |
| Dresser-Rand Group Inc.* . . . . . . . . . . . . . . . . . . . . . | 828,000 | **32,374,800** |
| **Chemicals – Petroleum and Inorganic – 1.56%** | | |
| E.I. du Pont de Nemours and Company . . . . . . . . . . . | 922,100 | **39,548,869** |
| **Chemicals – Specialty – 0.97%** | | |
| FMC Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 316,400 | **24,502,016** |
| **Computers – Peripherals – 9.54%** | | |
| ACI Worldwide, Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . | 3,773,400 | 66,411,840 |
| Aspen Technology, Inc. (A)* . . . . . . . . . . . . . . . . . . . . | 7,531,550 | 100,546,193 |
| Lawson Software, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 8,493,000 | 61,701,645 |
| Netezza Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . | 1,168,000 | 13,408,640 |
| | | 242,068,318 |
| **Consumer Electronics – 10.24%** | | |
| Garmin Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,339,200 | 57,364,632 |
| Nintendo Co., Ltd. (B) . . . . . . . . . . . . . . . . . . . . . . . . . | 99,200 | 55,959,693 |
| Research In Motion Limited* . . . . . . . . . . . . . . . . . . . | 1,252,600 | 146,491,570 |
| | | 259,815,895 |
| **Defense – 4.00%** | | |
| ESCO Technologies Inc. (A)* . . . . . . . . . . . . . . . . . . . | 2,161,100 | **101,398,812** |
| **Electrical Equipment – 1.00%** | | |
| Power-One, Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,151,800 | 11,719,179 |
| Ultralife Corporation (A)* . . . . . . . . . . . . . . . . . . . . . . | 1,284,400 | 13,749,502 |
| | | 25,468,681 |
| **Electronic Components – 9.10%** | | |
| Cree, Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,794,000 | 109,231,290 |
| EMCORE Corporation* . . . . . . . . . . . . . . . . . . . . . . . | 1,864,600 | 11,681,719 |
| IPG Photonics Corporation* . . . . . . . . . . . . . . . . . . . . | 604,600 | 11,378,572 |
| PMC-Sierra, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,070,000 | 30,911,650 |
| Samsung Electronics Co., Ltd. (B) . . . . . . . . . . . . . . | 113,100 | 67,575,642 |
| | | 230,778,873 |

See Notes to Schedule of Investments on page 53.

# The Investments of Science and Technology Fund

*June 30, 2008*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Food and Related – 6.07%** | | |
| Archer Daniels Midland Company . . . . . . . . . . . . . . . | 2,422,400 | $    81,756,000 |
| Bunge Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 672,247 | 72,394,280 |
| | | 154,150,280 |
| **Health Care – Drugs – 3.13%** | | |
| Animal Health International, Inc. (A)*. . . . . . . . . . . . . | 2,588,000 | 16,200,880 |
| Genzyme Corporation* . . . . . . . . . . . . . . . . . . . . . . . | 698,100 | 50,256,219 |
| Isis Pharmaceuticals, Inc.*. . . . . . . . . . . . . . . . . . . . . | 948,700 | 12,940,268 |
| | | 79,397,367 |
| **Health Care – General – 0.65%** | | |
| TranS1 Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,089,400 | 16,433,599 |
| **Hospital Supply and Management – 8.41%** | | |
| Cerner Corporation (C)*. . . . . . . . . . . . . . . . . . . . . . . | 3,122,133 | 140,948,694 |
| HMS Holdings Corp. (A)*. . . . . . . . . . . . . . . . . . . . . . | 1,661,900 | 35,714,231 |
| HealthSouth Corporation* . . . . . . . . . . . . . . . . . . . . . | 2,214,140 | 36,821,148 |
| | | 213,484,073 |
| **Insurance – Life – 1.03%** | | |
| Amil Participacoes S.A. (B) . . . . . . . . . . . . . . . . . . . . | 2,914,700 | 26,272,481 |
| **Multiple Industry – 1.05%** | | |
| Pentair, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 760,100 | 26,618,702 |
| **Petroleum – International – 8.35%** | | |
| Noble Energy, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,106,800 | 211,859,808 |
| **Petroleum – Services – 1.40%** | | |
| ION Geophysical Corporation*. . . . . . . . . . . . . . . . . . . | 2,039,700 | 35,592,765 |
| **Retail – Specialty Stores – 0.52%** | | |
| Conn's, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 819,300 | 13,182,537 |
| **Timesharing and Software – 4.94%** | | |
| Eclipsys Corporation*. . . . . . . . . . . . . . . . . . . . . . . . . | 1,527,200 | 28,016,484 |
| Fidelity National Information Services, Inc.  . . . . . . . . | 1,298,600 | 47,931,326 |
| SAVVIS, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 962,400 | 12,419,772 |
| Yahoo! Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,788,500 | 36,968,295 |
| | | 125,335,877 |
| **TOTAL COMMON STOCKS – 76.92%** | | **$1,951,615,735** |

(Cost: $1,667,699,773)

See Notes to Schedule of Investments on page 53.

# The Investments of Science and Technology Fund

*June 30, 2008*

| PUT OPTIONS | Number of Contracts | Value |
|---|---|---|
| Cerner Corporation, July 40, Expires 7–3–08 . . . . . . . | 2,245 | $ 2,245 |
| Cerner Corporation, July 42.5, Expires 7–3–08 . . . . . | 5,239 | 5,239 |
| Cerner Corporation, July 42.5, Expires 7–21–08 . . . . | 5,239 | 214,799 |
| **TOTAL PUT OPTIONS – 0.01%** | | $ 222,283 |

(Cost: $3,255,600)

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Commercial Paper** | | |
| AT&T Inc., | | |
| 2.26%, 7–24–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $20,000 | 19,971,122 |
| Abbott Laboratories: | | |
| 2.1%, 7–7–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 19,993,000 |
| 2.16%, 8–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,981,400 |
| Anheuser-Busch Companies, Inc., | | |
| 2.2%, 7–28–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 19,967,000 |
| Avon Capital Corp. (Avon Products, Inc.): | | |
| 2.14%, 7–11–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,991,083 |
| 2.18%, 7–18–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,629 | 14,613,940 |
| BHP Billiton Finance (USA) B.V. (BHP Billiton Plc): | | |
| 2.15%, 7–10–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,991,938 |
| 2.15%, 7–17–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,990,445 |
| Campbell Soup Co.: | | |
| 2.35%, 7–7–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,000 | 26,989,425 |
| 2.37%, 7–11–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,000 | 16,988,808 |
| Caterpillar Financial Services Corporation, | | |
| 2.3%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 20,000,000 |
| Clorox Co., | | |
| 2.80%, 7–8–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,000 | 8,995,100 |
| Coca-Cola Company (The): | | |
| 2.02%, 7–3–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,000 | 6,999,214 |
| 2.15%, 7–10–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,994,625 |
| 2.17%, 7–11–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,990,958 |
| Colgate-Palmolive Company, | | |
| 2.15%, 7–30–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,000 | 12,977,485 |
| Danaher Corporation, | | |
| 2.2%, 7–10–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,000 | 7,995,600 |
| Diageo Capital plc (Diageo plc), | | |
| 3.15%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,699 | 2,699,000 |

See Notes to Schedule of Investments on page 53.

# The Investments of Science and Technology Fund

*June 30, 2008*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| E.I. du Pont de Nemours and Company: | | |
| 2.16%, 7–7–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $14,000 | $ 13,994,960 |
| 2.17%, 7–17–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,995,178 |
| 2.18%, 7–17–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,462 | 1,460,584 |
| Gannett Co., Inc., | | |
| 2.95%, 7–16–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 13,943 | 13,925,862 |
| Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), | | |
| 2.8%, 7–2–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,000 | 8,999,300 |
| Hershey Company (The), | | |
| 2.23%, 7–21–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 13,600 | 13,583,151 |
| Honeywell International Inc., | | |
| 2.23%, 7–16–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 19,981,417 |
| IBM Capital Inc. (International Business Machines Corporation), | | |
| 2.2%, 7–24–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 24,964,861 |
| Kimberly-Clark Worldwide Inc., | | |
| 2.24%, 7–28–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,983,200 |
| Nestle Finance International Ltd., | | |
| 2.17%, 7–7–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,994,575 |
| PACCAR Financial Corp., | | |
| 2.2%, 7–7–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,200 | 9,196,627 |
| Pfizer Inc., | | |
| 2.16%, 8–4–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 11,706 | 11,682,120 |
| Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)), | | |
| 2.2%, 8–4–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 24,948,056 |
| USAA Capital Corp., | | |
| 2.2%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 10,000,000 |
| Unilever Capital Corporation, | | |
| 2.24%, 8–5–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,978,222 |
| Verizon Communications Inc.: | | |
| 2.49%, 7–22–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 8,000 | 7,988,380 |
| 2.49%, 7–24–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 9,000 | 8,985,683 |
| Wal-Mart Stores, Inc., | | |
| 2.16%, 7–14–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 5,995,320 |
| Walgreen Co., | | |
| 2.3%, 7–11–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,993,611 |
| Walt Disney Company (The): | | |
| 2.2%, 7–10–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,997,250 |
| 2.2%, 7–14–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 24,980,139 |
| Wisconsin Electric Power Co., | | |
| 2.3%, 7–22–08 . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,245 | 7,235,280 |
| **Total Commercial Paper – 20.34%** | | **515,993,919** |

See Notes to Schedule of Investments on page 53.

# The Investments of Science and Technology Fund

*June 30, 2008*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Municipal Obligations – Taxable** | | |
| **California – 0.32%** | | |
| California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997 (Taxable), (BP p.l.c.), 2.65%, 8–11–08 . . . . . . . . . . . . . . . . . . . . . . . | $4,800 | $ 4,800,000 |
| County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch), 2.75%, 7–2–08 (D) . . . . . . . . . . . . . . . . . . . . . | 3,300 | 3,300,000 |
| | | **8,100,000** |
| **Georgia – 0.48%** | | |
| Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable), (Bayerische Landesbank, New York Branch, Wachovia Bank, National Association and WestLB AG, New York Branch): | | |
| 2.75%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . | 2,522 | 2,522,000 |
| 3.0%, 7–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 3,000,000 |
| 2.85%, 7–3–08 . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 4,000,000 |
| 2.75%, 8–11–08 . . . . . . . . . . . . . . . . . . . . . . . | 2,600 | 2,600,000 |
| | | **12,122,000** |
| **Kansas – 0.23%** | | |
| City of Park City, Kansas, Taxable Industrial Revenue Bonds (The Hayes Company, Inc.), Series 2001 (U.S. Bank National Association), 2.75%, 7–1–08 (D) . . . . . . . . . . . . . . . . . . . . . | 5,845 | **5,845,000** |
| **Tennessee – 0.08%** | | |
| The Health, Educational and Housing Facility Board of the City of Memphis, Tennessee, Taxable Variable Rate Demand, Multifamily Housing Revenue Bonds (Ashland Lakes Apartments Project), Series 2006B (U.S. Bank National Association), 2.55%, 7–3–08 (D) . . . . . . . . . . . . . . . . . . . . . | 2,000 | **2,000,000** |
| **Total Municipal Obligations – Taxable – 1.11%** | | **28,067,000** |

See Notes to Schedule of Investments on page 53.

# The Investments of Science and Technology Fund

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Notes (backed by irrevocable bank letter of credit) – 0.42%** | | |
| ETC Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2003 (U.S. Bank National Association), 2.75%, 7–1–08 (D) . . . . . . . . . . . . . . . . . . . . . . | $10,820 | $ 10,820,000 |
| **TOTAL SHORT-TERM SECURITIES – 21.87%** | | **$ 554,880,919** |
| (Cost: $554,880,919) | | |
| **TOTAL INVESTMENT SECURITIES – 98.80%** | | **$2,506,718,937** |
| (Cost: $2,225,836,292) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.20%** | | **30,457,898** |
| **NET ASSETS – 100.00%** | | **$2,537,176,835** |

## Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

\*No income dividends were paid during the preceding 12 months.

(A) Deemed to be an affiliate due to the Fund owning at least five percent of the voting shares.

(B) Listed on an exchange outside the United States.

(C) Security serves as cover for the following written call options outstanding at June 30, 2008. (See Note 6 to Financial Statements.):

| Underlying Security | Contracts Subject to Call | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| Cerner Corporation: | 2,245 | July 3/47.5 | $ 417,233 | $ 49,390 |
| | 5,239 | July 3/50 | 719,068 | 5,239 |
| | 2,246 | July 21/47.5 | 419,665 | 103,316 |
| | 5,239 | July 21/50 | 719,069 | 57,629 |
| | | | $2,275,035 | $215,574 |

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2008.

See Note 1 to Financial Statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to Financial Statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## SCIENCE AND TECHNOLOGY FUND
*June 30, 2008*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (Notes 1 and 3): | |
| Securities (cost – $1,691,871) | $2,035,313 |
| Affiliated companies (cost – $533,965) (Note 8) | 471,406 |
| | 2,506,719 |
| Cash denominated in foreign currencies (cost – $30,155) | 30,153 |
| Receivables: | |
| Investment securities sold | 5,058 |
| Fund shares sold | 1,205 |
| Dividends and interest | 754 |
| Prepaid and other assets | 77 |
| Total assets | 2,543,966 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders | 5,062 |
| Accrued shareholder servicing (Note 2) | 555 |
| Accrued distribution and service fees (Note 2) | 517 |
| Outstanding written options at market (premium received – $2,275) | |
| (Note 6) | 216 |
| Accrued management fee (Note 2) | 59 |
| Due to custodian | 34 |
| Accrued accounting services fee (Note 2) | 22 |
| Other | 324 |
| Total liabilities | 6,789 |
| Total net assets | $2,537,177 |

**NET ASSETS**

| | |
|---|---:|
| $1.00 par value capital stock: | |
| Capital stock | $ 243,885 |
| Additional paid-in capital | 1,839,852 |
| Accumulated undistributed income (loss): | |
| Accumulated undistributed net investment loss | (330) |
| Accumulated undistributed net realized gain on investment transactions | 170,835 |
| Net unrealized appreciation in value of investments | 282,935 |
| Net assets applicable to outstanding units of capital | $2,537,177 |
| Net asset value per share (net assets divided by shares outstanding): | |
| Class A | $10.44 |
| Class B | $ 8.97 |
| Class C | $ 9.01 |
| Class Y | $11.06 |
| Capital shares outstanding: | |
| Class A | 228,553 |
| Class B | 7,065 |
| Class C | 1,700 |
| Class Y | 6,567 |
| Capital shares authorized | 565,000 |

See Notes to Financial Statements.

# Statement of Operations

## SCIENCE AND TECHNOLOGY FUND
*For the Fiscal Year Ended June 30, 2008*
*(In Thousands)*

**INVESTMENT LOSS**

Income (Note 1B):

| | |
|---|---:|
| Interest and amortization. | $ 15,165 |
| Dividends (net of foreign withholding taxes of $536) | 10,462 |
| Total income | 25,627 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee | 22,581 |
| Distribution and service fees: | |
| Class A | 6,429 |
| Class B | 738 |
| Class C | 168 |
| Shareholder servicing: | |
| Class A | 5,304 |
| Class B | 381 |
| Class C | 81 |
| Class Y | 106 |
| Accounting services fee | 260 |
| Custodian fees. | 251 |
| Legal fees | 55 |
| Audit fees. | 20 |
| Other | 474 |
| Total | 36,848 |
| Less expenses in excess of limit (Notes 2 and 9) | (201) |
| Total expenses. | 36,647 |
| Net investment loss | (11,020) |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities* | 465,707 |
| Realized net gain on written options. | 36,608 |
| Realized net loss on foreign currency transactions | (190) |
| Realized net gain on investments | 502,125 |
| Unrealized depreciation in value of securities during the period** | (438,584) |
| Unrealized appreciation in value of written options during the period | 2,059 |
| Unrealized depreciation in value of investments during the period | (436,525) |
| Net gain on investments. | 65,600 |
| Net increase in net assets resulting from operations | $ 54,580 |

 *Includes $34,578 of realized gain on affiliated securities.
**Includes $83,583 in unrealized depreciation of affiliated securities.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**SCIENCE AND TECHNOLOGY FUND**

*(In Thousands)*

| | For the fiscal year ended June 30, | |
|---|---|---|
| | **2008** | **2007** |
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss | $ (11,020) | $ (20,470) |
| Realized net gain on investments | 502,125 | 257,975 |
| Unrealized appreciation (depreciation) | (436,525) | 254,982 |
| Net increase in net assets resulting from operations | 54,580 | 492,487 |
| Distributions to shareholders from (Note 1E):[1] | | |
| Net investment income: | | |
| Class A | (—) | (—) |
| Class B | (—) | (—) |
| Class C | (—) | (—) |
| Class Y | (—) | (—) |
| Realized gains on investment transactions: | | |
| Class A | (485,428) | (176,520) |
| Class B | (15,966) | (6,374) |
| Class C | (3,417) | (1,279) |
| Class Y | (11,668) | (3,904) |
| | (516,479) | (188,077) |
| Capital share transactions (Note 5) | 285,835 | (15,048) |
| Total increase (decrease) | (176,064) | 289,362 |
| **NET ASSETS** | | |
| Beginning of period | 2,713,241 | 2,423,879 |
| End of period | $2,537,177 | $2,713,241 |
| Accumulated undistributed net investment loss | $ (330) | $ (180) |

(1)See "Financial Highlights" on pages 57 - 60.

See Notes to Financial Statements.

# Financial Highlights

**SCIENCE AND TECHNOLOGY FUND**
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . | $12.53 | $11.13 | $10.80 | $ 9.51 | $7.36 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . | (0.05) | (0.09) | (0.09) | (0.08) | (0.09) |
| Net realized and unrealized gain on investments. . . . . . . . | 0.41 | 2.37 | 1.50 | 1.37 | 2.24 |
| Total from investment operations . . . . . . . . . . . . . . | 0.36 | 2.28 | 1.41 | 1.29 | 2.15 |
| Less distributions from: | | | | | |
| Net investment income . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . | (2.45) | (0.88) | (1.08) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . | (2.45) | (0.88) | (1.08) | (0.00) | (0.00) |
| Net asset value, end of period . . . . . . . . . . . | $10.44 | $12.53 | $11.13 | $10.80 | $9.51 |
| Total return[1] . . . . . . . . . . . . . . | 1.84% | 21.42% | 13.16% | 13.56% | 29.21% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . | $2,386 | $2,556 | $2,312 | $2,179 | $2,075 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . | 1.32% | 1.34% | 1.35% | 1.40% | 1.42% |
| Ratio of net investment loss to average net assets including expense waiver . . . . . . . . . . | −0.38% | −0.77% | −0.79% | −0.82% | −1.05% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . | 1.33% | 1.35% | 1.35%[2] | 1.40%[2] | 1.42%[2] |
| Ratio of net investment loss to average net assets excluding expense waiver . . . . . . . . . . | −0.39% | −0.78% | −0.79%[2] | −0.82%[2] | −1.05%[2] |
| Portfolio turnover rate . . . . . . . . | 70% | 68% | 92% | 96% | 125% |

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Financial Highlights

**SCIENCE AND TECHNOLOGY FUND**
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . . | $11.05 | $10.02 | $ 9.93 | $8.85 | $6.95 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . . | (0.17) | (0.26) | (0.18) | (0.20) | (0.17) |
| Net realized and unrealized gain on investments. . . . . . . . . | 0.40 | 2.17 | 1.35 | 1.28 | 2.07 |
| Total from investment operations . . . . . . . . . . . . . . . | 0.23 | 1.91 | 1.17 | 1.08 | 1.90 |
| Less distributions from: | | | | | |
| Net investment income . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . | (2.31) | (0.88) | (1.08) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . | (2.31) | (0.88) | (1.08) | (0.00) | (0.00) |
| Net asset value, end of period . . . . . . . . . . . . | $ 8.97 | $11.05 | $10.02 | $9.93 | $8.85 |
| Total return . . . . . . . . . . . . . . . . . | 0.81% | 20.05% | 11.83% | 12.20% | 27.34% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . | $63 | $80 | $80 | $76 | $70 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . . | 2.38% | 2.46% | 2.49% | 2.64% | 2.76% |
| Ratio of net investment loss to average net assets including expense waiver . . . . . . . . . . . | −1.45% | −1.89% | −1.93% | −2.07% | −2.40% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . . | 2.39% | 2.47% | 2.49%[1] | 2.64%[1] | 2.76%[1] |
| Ratio of net investment loss to average net assets excluding expense waiver . . . . . . . . . . . | −1.46% | −1.90% | −1.93%[1] | −2.07%[1] | −2.40%[1] |
| Portfolio turnover rate . . . . . . . . . | 70% | 68% | 92% | 96% | 125% |

[1] There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Financial Highlights

## SCIENCE AND TECHNOLOGY FUND

*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . | $11.09 | $10.05 | $ 9.96 | $8.87 | $6.96 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . | (0.14)[1] | (0.19)[1] | (0.20)[1] | (0.19) | (0.14) |
| Net realized and unrealized gain on investments. . . . . . . | 0.38[1] | 2.11[1] | 1.37[1] | 1.28 | 2.05 |
| Total from investment operations . . . . . . . . . . . . . | 0.24 | 1.92 | 1.17 | 1.09 | 1.91 |
| Less distributions from: | | | | | |
| Net investment income . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . | (2.32) | (0.88) | (1.08) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . | (2.32) | (0.88) | (1.08) | (0.00) | (0.00) |
| Net asset value, end of period . . . . . . . . . . | $ 9.01 | $11.09 | $10.05 | $9.96 | $8.87 |
| Total return . . . . . . . . . . . . . . . | 0.88% | 20.08% | 11.80% | 12.29% | 27.44% |
| Net assets, end of period (in millions) . . . . . . . . . . . . | $15 | $17 | $15 | $12 | $11 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . | 2.34% | 2.42% | 2.47% | 2.62% | 2.71% |
| Ratio of net investment loss to average net assets including expense waiver . . . . . . . . . | −1.40% | −1.85% | −1.91% | −2.05% | −2.35% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . | 2.35% | 2.43% | 2.47%[2] | 2.62%[2] | 2.71%[2] |
| Ratio of net investment loss to average net assets excluding expense waiver . . . . . . . . . | −1.41% | −1.86% | −1.91%[2] | −2.05%[2] | −2.35%[2] |
| Portfolio turnover rate . . . . . . . | 70% | 68% | 92% | 96% | 125% |

(1)Based on average weekly shares outstanding.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Financial Highlights

**SCIENCE AND TECHNOLOGY FUND**
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended June 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2008** | **2007** | **2006** | **2005** | **2004** |
| Net asset value, beginning of period . . . . . . . | $13.13 | $11.60 | $11.18 | $ 9.80 | $7.56 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . | (0.01)[1] | (0.05)[1] | (0.09) | (0.03) | (0.17) |
| Net realized and unrealized gain on investments . . . . . . . . . . | 0.43[1] | 2.46[1] | 1.59 | 1.41 | 2.41 |
| Total from investment operations . . . . . . . . . . . . . . | 0.42 | 2.41 | 1.50 | 1.38 | 2.24 |
| Less distributions from: | | | | | |
| Net investment income . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . | (2.49) | (0.88) | (1.08) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . | (2.49) | (0.88) | (1.08) | (0.00) | (0.00) |
| Net asset value, end of period . . . . . . . . . . . | $11.06 | $13.13 | $11.60 | $11.18 | $9.80 |
| Total return . . . . . . . . . . . . . . . . | 2.21% | 21.69% | 13.54% | 14.08% | 29.63% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . | $73 | $60 | $17 | $14 | $13 |
| Ratio of expenses to average net assets including expense waiver . . . . . . . . . . | 1.01% | 1.01% | 1.03% | 1.03% | 1.03% |
| Ratio of net investment loss to average net assets including expense waiver . . . . . . . . . . | –0.06% | –0.43% | –0.47% | –0.47% | –0.70% |
| Ratio of expenses to average net assets excluding expense waiver . . . . . . . . . . | 1.02% | 1.02% | 1.03%[2] | 1.03%[2] | 1.03%[2] |
| Ratio of net investment loss to average net assets excluding expense waiver . . . . . . . . . . | –0.07% | –0.44% | –0.47%[2] | –0.47%[2] | –0.70%[2] |
| Portfolio turnover rate. . . . . . . . | 70% | 68% | 92% | 96% | 125% |

(1) Based on average weekly shares outstanding.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Notes to Financial Statements

*June 30, 2008*

## NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues four series of capital shares; each series represents ownership of a separate mutual fund. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund and Waddell & Reed Advisors Science and Technology Fund (the Funds) are three of those mutual funds and are the only funds included in these financial statements. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

**A. Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency, prior to translation.

**B. Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

**C. Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

**D. Federal income taxes** – It is each Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise continue to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, each Fund instituted the provisions of Financial Accounting Standards Board No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). As required by FIN 48, management of each Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of June 30, 2008, management believes that under this standard no liability for unrecognized tax positions is required. Each Fund is subject to examination by U.S. federal and state authorities for returns filed for years after 2004. See Note 4 – Federal Income Tax Matters.

**E. Dividends and distributions** – Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. At June 30, 2008, Core Investment Fund reclassified permanent differences relating to differing treatments on equalization for excise tax purposes. Net assets and accumulated realized capital loss were not affected by these reclassifications. At June 30, 2008, Science and Technology Fund reclassified permanent differences relating to differing treatments on certain capital gains. Net assets, net investment loss and paid-in capital were not affected by these reclassifications.

**F. Concentration of Risk** – Science and Technology Fund seeks to achieve its objective by concentrating its investments primarily in equity securities of science and technology companies. Investing in companies involved in one specified sector may be more risky than an investment with greater diversification. The Fund may also have a significant investment in international securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, investment and repatriation restrictions, and limited and less reliable investor information.

**G. New Accounting Pronouncements** – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Each of these Funds will institute the expanded financial statement disclosure mandated by SFAS No. 157 during the fiscal year ending June 30, 2009.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. Each Fund will institute SFAS 161 during the fiscal year ending June 30, 2010 and its potential impact, if any, on the financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by each Fund at the annual rates of:

| Fund | Net Asset Breakpoints | Annual Rate |
|------|----------------------|------|
| Accumulative Fund | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Core Investment Fund | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion up to $6 Billion | 0.550% |
| | Over $6 Billion | 0.500% |
| Science and Technology Fund | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 9), the fee is as follows:

| Fund | Net Asset Breakpoints | Annual Rate |
|------|----------------------|------|
| Accumulative Fund | Up to $1 Billion | 0.660% |
| | Over $1 Billion up to $2 Billion | 0.640% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Core Investment Fund | Up to $1 Billion | 0.650% |
| | Over $1 Billion up to $2 Billion | 0.640% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion up to $5 Billion | 0.550% |
| | Over $5 Billion up to $6 Billion | 0.525% |
| | Over $6 Billion | 0.500% |
| Science and Technology Fund | Up to $1 Billion | 0.830% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |

During the fiscal year ended June 30, 2008, the following amounts (in thousands) were waived:

| | |
|---|---:|
| Accumulative Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $495 |
| Core Investment Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 602 |
| Science and Technology Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 201 |

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Corporation and pricing daily the value of shares of each of the Funds. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

**Accounting Services Fee**

| Average Net Asset Level (in millions) | Annual Fee Rate for Each Level |
|---|---|
| From $ 0 to $ 10 | $ 0 |
| From $ 10 to $ 25 | $ 11,500 |
| From $ 25 to $ 50 | $ 23,100 |
| From $ 50 to $ 100 | $ 35,500 |
| From $ 100 to $ 200 | $ 48,400 |
| From $ 200 to $ 350 | $ 63,200 |
| From $ 350 to $ 550 | $ 82,500 |
| From $ 550 to $ 750 | $ 96,300 |
| From $ 750 to $1,000 | $121,600 |
| $1,000 and Over | $148,500 |

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee. Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, each Fund pays WRSCO a monthly per account charge for shareholder servicing as follows: Accumulative Fund and Science and Technology Fund – $1.5292; Core Investment Fund – $1.5792 for each shareholder account which was non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries) WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries, not to exceed $1.50 per shareholder account per month. For Class Y shares, each Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. Each Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the fiscal year ended June 30, 2008, W&R received the following amounts in gross sales commissions and CDSC:

| | Gross Sales | CDSC | | |
| | Commissions | Class A | Class B | Class C |
|---|---|---|---|---|
| Accumulative Fund. . . . . . . . . . | $1,299,174 | $2,590 | $44,084 | $ 920 |
| Core Investment Fund . . . . . . . | 3,222,213 | 2,314 | 46,037 | 1,695 |
| Science and Technology Fund . . . . . . . . | 2,914,185 | 1,194 | 49,154 | 2,049 |

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the fiscal year ended June 30, 2008, W&R paid the following amounts: Accumulative Fund – $807,267; Core Investment Fund – $1,918,224 and Science and Technology Fund – $1,788,072.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended June 30, 2008, Accumulative Fund, Core Investment Fund and Science and Technology Fund paid Directors' regular compensation of $128,699, $302,059 and $162,755, respectively, which are included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

## NOTE 3 – Investment Securities Transactions

For the year ended June 30, 2008, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities were as follows:

| | Purchases | Sales |
|---|---|---|
| Accumulative Fund. . . . . . . . . . . . . . . . . . . . . . . . . | $1,209,258,323 | $1,400,741,807 |
| Core Investment Fund . . . . . . . . . . . . . . . . . . . . . . | 2,851,194,986 | 3,664,562,582 |
| Science and Technology Fund. . . . . . . . . . . . . . . . . | 1,434,314,921 | 2,346,020,427 |

Purchases and proceeds from affiliated companies were as follows:

| | Purchases | Sales |
|---|---|---|
| Science and Technology Fund. . . . . . . . . . . . . . . . . . . . | $195,002,476 | $63,451,338 |

For Federal income tax purposes, cost of investments owned at June 30, 2008 and the related appreciation were as follows:

| | Cost | Appreciation | Depreciation | Aggregate Appreciation |
|---|---|---|---|---|
| Accumulative Fund. . . . | $1,542,589,610 | $383,347,453 | $107,962,648 | $275,384,805 |
| Core Investment Fund . . . . . . . . . . . . | 2,960,955,605 | 838,860,287 | 145,046,572 | 693,813,715 |
| Science and Technology Fund . . | 2,234,446,781 | 471,748,613 | 199,476,457 | 272,272,156 |

## NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended June 30, 2008 and the related net capital losses and post-October activity were as follows:

| | Accumulative Fund | Core Investment Fund | Science and Technology Fund |
|---|---|---|---|
| Net ordinary income. . . . . . . . . . . . . . . . . | $5,046,503 | $ 37,348,268 | $ 93,096,437 |
| Distributed ordinary income . . . . . . . . . . . | 5,078,692 | 75,323,618 | 84,374,906 |
| Undistributed ordinary income . . . . . . . . . | 1,534,443 | 8,161,559 | 43,818,985 |
| Realized long-term capital gains . . . . . . . | — | 74,624,948 | 404,779,137 |
| Distributed long-term capital gains . . . . . | — | 406,475,930 | 432,104,367 |
| Undistributed long-term capital gains . . . | — | 102,575 | 135,626,176 |
| Post-October losses deferred . . . . . . . . . | — | 11,532,344 | 103,167 |

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

| | Accumulative Fund |
|---|---|
| June 30, 2009. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5,229,265 |
| June 30, 2010. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 916,736 |
| June 30, 2011. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 105,363,329 |
| June 30, 2013. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 37,199,179 |
| Total carryover . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $148,708,509 |

Ivy Growth Fund, one of the mutual funds managed by Ivy Investment Management Company (formerly Waddell & Reed Ivy Investment Company), was merged into Accumulative Fund as of June 15, 2003. At the time of the merger Ivy Growth Fund had capital loss carryovers available to offset future gains of the Fund. These carryovers are limited to $5,229,265 for the period ending June 30, 2009 and $916,736 for the period ending June 30, 2010, plus any unused limitations from the prior year.

## NOTE 5 – Multiclass Operations

Each Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal year ended June 30, 2008 are summarized below. Amounts are in thousands.

| | Accumulative Fund | Core Investment Fund | Science and Technology Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A | 21,394 | 35,438 | 18,635 |
| Class B | 391 | 675 | 488 |
| Class C | 248 | 433 | 258 |
| Class Y | 103 | 428 | 2,291 |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | 540 | 68,936 | 41,307 |
| Class B | — | 1,331 | 1,492 |
| Class C | — | 419 | 345 |
| Class Y | 2 | 875 | 999 |
| Shares redeemed: | | | |
| Class A | (34,566) | (110,477) | (35,450) |
| Class B | (1,719) | (3,873) | (2,207) |
| Class C | (670) | (1,064) | (428) |
| Class Y | (109) | (2,373) | (1,276) |
| Increase (decrease) in outstanding capital shares | (14,386) | (9,252) | 26,454 |
| Value issued from sale of shares: | | | |
| Class A | $ 179,335 | $ 221,962 | $217,314 |
| Class B | 3,084 | 3,961 | 4,929 |
| Class C | 1,990 | 2,563 | 2,638 |
| Class Y | 861 | 2,693 | 27,842 |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | 4,741 | 433,531 | 456,035 |
| Class B | — | 7,814 | 14,252 |
| Class C | — | 2,466 | 3,301 |
| Class Y | 20 | 5,499 | 11,664 |
| Value redeemed: | | | |
| Class A | (289,580) | (690,345) | (410,508) |
| Class B | (13,694) | (22,598) | (21,900) |
| Class C | (5,310) | (6,193) | (4,293) |
| Class Y | (912) | (15,106) | (15,439) |
| Increase (decrease) in outstanding capital | $(119,465) | $ (53,753) | $285,835 |

Transactions in capital stock for the fiscal year ended June 30, 2007 are summarized below. Amounts are in thousands.

| | Accumulative Fund | Core Investment Fund | Science and Technology Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,619 | 39,722 | 16,040 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 532 | 1,175 | 559 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 330 | 817 | 286 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 104 | 773 | 3,640 |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | 795 | 90,228 | 14,820 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 2,020 | 635 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 560 | 124 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 | 1,201 | 332 |
| Shares redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | (52,540) | (101,648) | (34,551) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,153) | (2,889) | (1,881) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | (788) | (828) | (375) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | (305) | (660) | (849) |
| Increase (decrease) in outstanding capital shares . . . . . . . . . . . . . . . . . . . . . | (40,401) | 30,471 | (1,220) |
| Value issued from sale of shares: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 102,639 | $ 259,159 | $185,602 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,752 | 7,223 | 5,749 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,328 | 5,055 | 2,952 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 782 | 5,050 | 45,915 |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,321 | 559,605 | 166,728 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 11,740 | 6,342 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 3,268 | 1,243 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 41 | 7,454 | 3,902 |
| Value redeemed: | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | (394,932) | (663,524) | (399,715) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | (15,370) | (18,029) | (19,566) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5,638) | (5,091) | (3,866) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,301) | (4,330) | (10,334) |
| Increase (decrease) in outstanding capital . . | $(302,378) | $ 167,580 | $ (15,048) |

## NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the written option. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For a Fund, when a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received. Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase the Fund's exposure to the underlying security (or basket of securities). Purchasing put options and writing call options may decrease a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to that Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, that Fund will be exposed to the risk that counterparties to these OTC transactions, for whatever reason, will be unable to meet their obligations under the terms of the transaction.

For Accumulative Fund, transactions in written call options were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at June 30, 2007 | — | $ — |
| Options written | 40,618 | 6,905,595 |
| Options terminated in closing purchase transactions | (4,679) | (983,935) |
| Options exercised | (—) | (—) |
| Options expired | (1,639) | (135,838) |
| Outstanding at June 30, 2008 | 34,300 | $5,785,822 |

For Accumulative Fund, transactions in written put options were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at June 30, 2007 | — | $ — |
| Options written | 11,619 | 2,028,116 |
| Options terminated in closing purchase transactions | (1,019) | (174,901) |
| Options exercised | (—) | (—) |
| Options expired | (—) | (—) |
| Outstanding at June 30, 2008 | 10,600 | $1,853,215 |

For Science and Technology Fund, transactions in written call options were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at June 30, 2007 . . . . . . . . . . . . . . . . . . . . . . . | — | $ — |
| Options written . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 179,190 | 67,829,830 |
| Options terminated in closing purchase transactions . . . . . . | (137,248) | (57,173,737) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (6,530) | (3,541,249) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (20,443) | (4,839,809) |
| Outstanding at June 30, 2008 . . . . . . . . . . . . . . . . . . . . . . . | 14,969 | $ 2,275,035 |

## NOTE 7 – Futures

Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments. The risks of futures contracts include the possibility there may be an illiquid secondary market, that a change in the value of the contract may not correlate with the changes in the value of the underlying securities, and/or the possible inability of the counterparty to fulfill its obligations under the agreement.

## NOTE 8 – Affiliated Company Transactions

A summary of the transactions for affiliated companies during the fiscal year ended June 30, 2008:

| | 6-30-07 Share Balance | Purchase Cost | Sales Cost | Realized Gain/ (Loss) | Distribu- tions Received | 6-30-08 Share Balance | 6-30-08 Market Value |
|---|---|---|---|---|---|---|---|
| **Waddell & Reed Advisors Science and Technology Fund** | | | | | | | |
| ACI Worldwide, Inc. . . | 1,644,300 | $44,138,732 | $ — | $ — | $ — | 3,773,400 | $ 66,411,840 |
| Animal Health International, Inc. . . | 2,108,800 | 5,044,597 | — | — | — | 2,588,000 | 16,200,880 |
| Aspen Technology, Inc. . . . . . . . . . . . . | 5,773,200 | 20,727,895 | — | — | — | 7,531,550 | 100,546,193 |
| Cree, Inc. . . . . . . . . . | 2,253,800 | 62,556,445 | — | — | — | 4,794,000 | 109,231,290 |
| ESCO Technologies Inc. . . . . . . . . . . . . | 1,792,200 | 15,986,912 | — | — | — | 2,161,100 | 101,398,812 |
| HMS Holdings Corp. . . | 1,326,300 | 7,957,540 | — | — | — | 1,661,900 | 35,714,231 |
| Power-One, Inc. . . . . . | 6,151,800 | — | — | — | — | 6,151,800 | 11,719,179 |
| Synaptics Incorporated . . . . . | 1,188,100 | — | 28,873,648 | 34,577,691 | — | — | — |
| TranS1 Inc. . . . . . . . . . | — | 21,080,709 | — | — | — | 1,089,400 | 16,433,599 |
| Ultralife Corporation . . | — | 17,509,646 | — | — | — | 1,284,400 | 13,749,502 |

## NOTE 9 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

# Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders,**
**Waddell & Reed Advisors Funds, Inc.:**

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund, and Waddell & Reed Advisors Science and Technology Fund, three of the funds constituting Waddell & Reed Advisors Funds, Inc. (the "Corporation"), as of June 30, 2008, and the related statements of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended. These financial statements and financial highlights are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the respective financial positions of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund, and Waddell & Reed Advisors Science and Technology Fund of Waddell & Reed Advisors Funds, Inc. as of June 30, 2008, the results of their operations for the fiscal year then ended, the changes in their net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2008

# Income Tax Information

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code. Shareholders will be provided information regarding their distributions in 2009.

The Funds designated the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ending June 30, 2008:

| Fund | Dividends Received Deduction for Corporations | Qualified Dividend Income for Individuals |
| --- | --- | --- |
| Accumulative Fund . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5,078,692 | $ 5,078,692 |
| Core Investment Fund . . . . . . . . . . . . . . . . . . . . . . . | 62,142,216 | 64,372,593 |
| Science and Technology Fund. . . . . . . . . . . . . . . . . | 6,442,716 | 8,614,249 |

The Funds designated the following amounts as distributions of long-term capital gains: Core Investment Fund, $406,475,930, and Science and Technology Fund, $432,104,367. These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

# The Board of Directors of Waddell & Reed Advisors Funds, Inc.

Each of the individuals listed below serves as a director for the Corporation, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc.* (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc.* The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (17 portfolios) and Ivy Funds, Inc. (12 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Directors) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Corporation's Board and of the board of directors of the other funds in the Advisors Fund Complex. Subject to the Director Emeritus and Retirement Policy, a Director serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

## Additional Information about Directors

The Statement of Additional Information (SAI) for the Corporation includes additional information about the Corporation's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

*Changed to Ivy Funds Variable Insurance Portfolios, Inc. effective July 31, 2008.

## DISINTERESTED DIRECTORS

| Name, address and year of birth | Position(s) held with the Corporation and Fund complex | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940 | Corporation Director since 2007<br><br>Director in Fund Complex since 2003 | President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents (2007 to present) | Director of Guaranty State Bank & Trust Co. (financial services), Director of Guaranty, Inc. (financial services); Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen) |
| James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947 | Corporation Director since 1997<br><br>Director in Fund Complex since 1997 | Professor of Law, Washburn School of Law (1988 to present) | Director, Kansas Legal Services for Prisoners, Inc. |
| John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939 | Corporation Director since 1997<br><br>Director in Fund Complex since 1997 | President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises | Advisory Director, UMB Northland Board (financial services); Past President, Liberty Memorial Association (WWI National Museum) (2005–2007); Director, Northland Betterment Commission (community service) |
| David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933 | Corporation Director since 1998<br><br>Director in Fund Complex since 1998<br><br>Corporation Independent Chairman since 2006 | Senior Advisor to the President, J. Paul Getty Trust (arts trust) (until 2006); Professor, University of Utah (non-profit education) (until 2005) | Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003–2005) |

| Name, address and year of birth | Position(s) held with the Corporation and Fund complex | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967 | Corporation Director since 1998<br><br>Director in Fund Complex since 1998 | President and Chief Operating Officer, Graymark HealthCare (medical holding company) (2008); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma School of Law (1997 to 2008); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (2007 to present) | Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds (29 portfolios overseen) |
| John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 1919 | Corporation Director since 1988<br><br>Director in Fund Complex since 1988 | Shareholder, Gilliland & Hayes, P.A., a law firm (for past 5 years); formerly, Chairman, Gilliland & Hayes (until 2003) | Director, Central Bank & Trust; Director, Central Financial Corporation (financial services) |
| Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938 | Corporation Director since 2008<br><br>Director in Fund Complex since 2008 | Business Consultant; Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present) | Finance Committee Member, Ascension Health (non-profit health system); Director, Baylor Health Care System Foundation (health care) |
| Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924 | Corporation Director since 1971<br><br>Director in Fund Complex since 1971 | Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present) | Chairman Emeritus and CEO, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Advisory Council of the Boy Scouts of America |

| Name, address and year of birth | Position(s) held with the Corporation and Fund complex | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953 | Corporation Director since 1996<br><br>Director in Fund Complex since 1996 | Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus, L.P., a law firm (1980 to present) | Director, Columbian Bank & Trust; Director, American Red Cross (social services); Director, Rockhurst University (education); Director, CarEntrust, Inc. (health care technology) |
| Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937 | Corporation Director since 1995<br><br>Director in Fund Complex since 1995 | Chancellor Emeritus, University of Missouri at Kansas City (1999-present); Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003) | Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen) |

## INTERESTED DIRECTORS

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership in shares of WDR. Mr. Hechler could be determined to be an interested Director if a prior business relationship with Waddell & Reed were deemed material.

| Name, address and year of birth | Position(s) held with the Corporation and Fund complex | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953 | Corporation Director since 2007<br><br>Director in Fund Complex since 2007 | Chief Investment Officer (CIO) of WDR, WRIMCO and Ivy Investment Management Company (IICO), an affiliate of WDR; Senior Vice President of WDR; Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present); Director of Research for WRIMCO and IICO (1987 to 2005) | Director of WDR, WRIMCO and IICO |
| Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936 | Corporation Director since 1998<br><br>Director in Fund Complex since 1998 | Formerly, Consultant of WDR and Waddell & Reed (2001 to 2008); formerly, Director of WDR (until 2003) | None |
| Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942 | Corporation President since 2001<br><br>Corporation Director since 1998<br><br>Director in Fund Complex since 1998 | CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and CIO of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex | Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO |

## OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Corporation's officers are:

| Name, address and year of birth | Position(s) held with the Corporation | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964 | Corporation Vice President since 2006<br><br>Corporation Secretary since 2006 | Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005) | None |
| Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969 | Corporation Vice President since 2006<br><br>Corporation Treasurer since 2006<br><br>Corporation Principal Accounting Officer since 2006<br><br>Corporation Principal Financial Officer since 2007 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003) | None |

| Name, address and year of birth | Position(s) held with the Corporation | Principal occupation during past 5 years | Other directorships held |
|---|---|---|---|
| Kristen A. Richards<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1967 | Corporation Vice President since 2000<br><br>Corporation Assistant Secretary since 2006<br><br>Corporation Associate General Counsel since 2000 | Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006) | None |
| Scott J. Schneider<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1968 | Corporation Vice President since 2006<br><br>Corporation Chief Compliance Officer since 2004 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004) | None |
| Daniel C. Schulte<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1965 | Corporation Vice President since 2000<br><br>Corporation General Counsel since 2000<br><br>Corporation Assistant Secretary since 2000 | Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present) | None |

# Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

## Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

## Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

## Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

## Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

## Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

## Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

# Proxy Voting Information

**Proxy Voting Guidelines**

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

**Proxy Voting Records**

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

# Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

# Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

# To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

## The Waddell & Reed Advisors Funds Family

**Global/International Funds**

    Waddell & Reed Advisors Global Bond Fund

    Waddell & Reed Advisors International Growth Fund

**Domestic Equity Funds**

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors Core Investment Fund

    Waddell & Reed Advisors Dividend Opportunities Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Tax-Managed Equity Fund

    Waddell & Reed Advisors Value Fund

    Waddell & Reed Advisors Vanguard Fund

**Fixed Income Funds**

    Waddell & Reed Advisors Bond Fund

    Waddell & Reed Advisors Government Securities Fund

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Municipal Bond Fund

    Waddell & Reed Advisors Municipal High Income Fund

**Money Market Funds**

    Waddell & Reed Advisors Cash Management

**Specialty Funds**

    Waddell & Reed Advisors Asset Strategy Fund

    Waddell & Reed Advisors Continental Income Fund

    Waddell & Reed Advisors Energy Fund

    Waddell & Reed Advisors Retirement Shares

    Waddell & Reed Advisors Science and Technology Fund

**1.888.WADDELL**
**Visit us online at www.waddell.com**

**Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.**

www.waddell.com

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

*Waddell & Reed, Inc.*



WADDELL
& REED
*Advisors Funds*

NUR1022A (6-08)